UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2024

Ault Disruptive Technologies Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41171	86-2279256
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11411 Southern Highlands Parkway, Suite 240

Las Vegas, Nevada 89141

(Address of Principal Executive Offices) (Zip Code)

(949) 444-5464

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, par value $0.001 per share and three-fourths of one Redeemable Warrant to purchase one share of Common Stock	ADRTU	NYSE American LLC
Common Stock, par value $0.001 per share	ADRT	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 23, 2024, Ault Disruptive Technologies Corporation, a Delaware corporation (“ADRT”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among ADRT, ADRT Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of ADRT (“Merger Sub”), and Gresham Worldwide, Inc., a California corporation (“Gresham”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” Capitalized terms used in this Current Report without definition shall have the meanings assigned to them in the Merger Agreement.

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, the Merger Sub will merge with and into Gresham (the “Merger”), with Gresham being the surviving corporation and thereby becoming a wholly owned subsidiary of ADRT. Upon the Closing of the Business Combination, it is expected that ADRT will be renamed Gresham Worldwide, Inc., and thereafter remain listed on the NYSE American under a new ticker symbol, “GWWI.”

While each of ADRT and Gresham is a publicly traded corporation, Ault Alliance, Inc. beneficially owns a majority of each of ADRT’s and Gresham’s shares of common stock and the Boards of Directors of Ault Alliance, Inc., ADRT and Gresham consist of several identical members. As such, the Business Combination is a related party transaction.

The Merger Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of ADRT and Gresham. The Business Combination is targeted to be consummated in the fourth quarter of 2024, after receipt of the required approval by the stockholders of ADRT (the “ADRT Stockholder Approval”), the required approval of the shareholders of Gresham (the “Gresham Shareholder Approval”) and the fulfilment of certain other terms and conditions set forth in the Merger Agreement.

Treatment of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of ADRT, Merger Sub, Gresham or the holders of any of Gresham’s securities:

•	Each share of Gresham Series F Preferred Stock, no par value per share (“Gresham Preferred Stock”), issued and outstanding as of immediately prior to the Effective Time will be converted into shares of Gresham common stock, no par value per share (“Gresham Common Stock”), in accordance with Gresham’s Governing Documents;

•	Each share of Gresham Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive shares of ADRT common stock, par value $0.001 per share (“ADRT Common Stock”) equal to the Per Share Merger Consideration;

•	Each option to acquire a whole share of Gresham Common Stock (each, a “Gresham Option”), whether vested or unvested, and each warrant to purchase a whole share of Gresham Common Stock (each, a “Gresham Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time, shall be assumed and converted into a right to purchase a number of shares of ADRT Common Stock (each, an “ADRT Option” or an “ADRT New Warrant,” as applicable), with each such ADRT Option or ADRT New Warrant then representing the right to purchase (i) the number of whole shares of ADRT Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Gresham Common Stock subject to such Gresham Option or Gresham Warrant, as applicable, immediately prior to the Effective Time multiplied by (B) the Exchange Ratio (ii) at an exercise price per share of ADRT Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Gresham Common Stock applicable to such Gresham Option or Gresham Warrant, as applicable, immediately prior to the Effective Time by (B) the Exchange Ratio;

•	Before, on and after Closing, the ADRT public warrants and the ADRT private warrants will continue in full force and effect on substantially the same terms and conditions set forth in such warrants and the warrant agreements, as applicable;

•	Each restricted stock unit under Gresham’s equity incentive plan or otherwise (“Gresham RSU”) that is then outstanding shall be assumed and converted into (i) an award of restricted stock units (an “ADRT RSU”) covering a number of ADRT Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of Gresham Common Stock subject to such Gresham RSU and (B) the Exchange Ratio. Each such ADRT RSU as so assumed and converted shall be subject to the same terms and conditions as applied to the Gresham RSU immediately prior to the Effective Time (including vesting conditions) except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”); and

•	Gresham shall effect amendments to terms of all outstanding promissory notes held by Gresham and its subsidiaries as set forth in the Merger Agreement (the “Gresham Promissory Notes”) to provide that such promissory notes will, immediately prior to the Effective Time, but contingent upon the consummation of the Merger, be automatically canceled and extinguished and either (i) converted into shares of ADRT Preferred Stock which number of shares of ADRT Preferred Stock will be determined by multiplying (A) the number of shares of Gresham Common Stock to which such holder is entitled following a conversion under such promissory note prior to the Effective Time by (B) the Exchange Ratio, or (ii) assumed and converted into a promissory note issued by ADRT and as so assumed and converted shall be subject to the same terms and conditions as applied to the promissory note immediately prior to the Effective Time except (A) to the extent such terms or conditions are rendered inoperative by the Transactions and (B) subject to a new conversion price, in each case of subsections (i) and (ii), subject to the prior written consent of ADRT.

Representations, Warranties and Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants with respect to the conduct of ADRT, Merger Sub, Gresham and its subsidiaries and each Group Company prior to the Closing of the Business Combination.

Conditions to Closing

The obligations of each of the parties to consummate the Business Combination are subject to certain Closing conditions including, among other things:

•	the absence of any provision of any applicable legal requirement and any temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Business Combination;

•	receipt of the ADRT Stockholder Approval and the Gresham Shareholder Approval;

•	effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, the absence of any stop order issued by the SEC that remains in effect with respect of the Registration Statement, and the absence of any proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending; and

•	the approval for listing on the NYSE American LLC of ADRT Common Stock to be issued in connection with the Business Combination.

The obligations of ADRT and Merger Sub to consummate the Business Combination are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Gresham (subject to certain materiality standards set forth in the Merger Agreement);

•	material compliance by Gresham with its pre-Closing covenants and agreements;

•	the absence of any effect, occurrence, development, fact, condition or change since the date of the Merger Agreement that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results or operations or financial condition of Gresham or (ii) prevents Gresham from consummating the Business Combination;

•	the consummation of the PIPE or an alternative financing in an amount of no less than $3,500,000; and

•	performance of certain enumerated pre-Closing actions.

The obligation of Gresham to consummate the Business Combination is also conditioned upon, among other things:

•	the accuracy of the representations and warranties of ADRT (subject to certain materiality standards set forth in the Merger Agreement); and

•	material compliance by ADRT with its pre-Closing covenants and agreements.

Termination

The Merger Agreement may be terminated prior to the Closing as follows:

•	by mutual written consent of ADRT and Gresham;

•	by ADRT, if (i) Gresham breaches any of its representations, warranties, covenants or agreements such that the conditions to Closing would not be satisfied, except that, if such breach is curable by Gresham through the exercise of its reasonable efforts, then, for a period of 30 days (or any shorter term that remains between the date of ADRT providing written notice of such breach and the Termination Date (defined below)) after receipt by Gresham of notice from ADRT of such breach, but only as long as Gresham continues to use reasonable efforts to cure such breach, (ii) the Closing has not occurred on or before December 15, 2024 (the “Termination Date”), or (iii) the consummation of the transactions contemplated by the Merger Agreement are permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

•	by Gresham, if (i) ADRT breaches any of its representations, warranties, covenants or agreements such that the conditions to Closing would not be satisfied, except that, if such breach is curable by ADRT through the exercise of its reasonable efforts, then, for a period of 30 days (or any shorter term that remains between the date of Gresham providing written notice of such breach and the Termination Date) after receipt by ADRT of notice from Gresham of such breach, but only as long as ADRT continues to use reasonable efforts to cure such breach, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the transactions contemplated by the Merger Agreement are permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

•	by Gresham or ADRT, if the ADRT special meeting has been held and ADRT’s stockholders have voted against the transaction; or

•	by ADRT, in the event Gresham fails to deliver the approval of its shareholders within ten (10) Business Days after the effectiveness of the Registration Statement.

Registration Rights Agreement

At the Closing, ADRT, Ault Disruptive Technologies Company, LLC, the sponsor of ADRT, and certain other parties (collectively, the “Rights Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which ADRT will be obligated to file a registration statement to register the resale of all ADRT Common Stock held by the Rights Holders.

Important Information About the Merger/Business Combination and Where to Find It

In connection with the proposed Business Combination, ADRT intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of ADRT Common Stock in connection with ADRT’s solicitation of proxies for the vote by ADRT’s stockholders with respect to the Business Combination and other matters as may be described in the definitive proxy statement, as well as the prospectus relating to the offer and sale of the securities of ADRT to be issued in the Business Combination. ADRT’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Merger Agreement and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to ADRT’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to Ault Disruptive Technologies Corporation at its principal executive offices at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Participants in the Solicitation

ADRT and its directors and executive officers may be deemed participants in the solicitation of proxies from ADRT’s stockholders with respect to the Merger Agreement. A list of the names of those directors and executive officers and a description of their interests in ADRT is contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed by ADRT with the SEC on April 11, 2024, and with respect to Steve J. Smith, the Current Report on Form 8-K filed by ADRT with the SEC on June 20, 2024, and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Ault Disruptive Technologies Corporation at its principal executive offices at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Gresham’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of ADRT in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. These forward-looking statements include, without limitation, ADRT and Gresham’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the Closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ADRT and its management and Gresham and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against ADRT, Gresham, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of ADRT and/or the shareholders of Gresham, to complete the PIPE financing or to satisfy other conditions to Closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of ADRT or Gresham as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that ADRT, Gresham or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the ability of the parties to complete the proposed Business Combination; (12) Gresham’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ADRT’s final prospectus relating to its initial public offering dated December 15, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination expected to be filed by ADRT.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of ADRT or Gresham undertake any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*#	Agreement and Plan of Merger, dated as of June 23, 2024, by and among Ault Disruptive Technologies Corporation, ADRT Merger Sub, Inc., and Gresham Worldwide, Inc.
101	Pursuant to Rule 406 of Regulation S-T, the cover page is formatted in Inline XBRL (Inline eXtensible Business Reporting Language).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

_________

* Certain of the schedules (and similar attachments) to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended, because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

# Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. A copy of the omitted portions will be furnished to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2024	AULT DISRUPTIVE TECHNOLOGIES CORPORATION

	By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel

Exhibit 2.1

[***] Certain information has been excluded pursuant to Item 601(b)(2)(ii) of Regulation S-K from this document because it is both not material and is the type that the registrant treats as private or confidential.

AGREEMENT AND PLAN OF MERGER

by and among

AULT DISRUPTIVE TECHNOLOGIES CORPORATION,

ADRT MERGER SUB, INC.,

AND

GRESHAM WORLDWIDE, INC.

dated as of

June 23, 2024

i

ii

iii

EXHIBITS

Exhibit A	–	Company Lock-Up Agreement
Exhibit B	–	Form of Merger Certificate
Exhibit C	–	Form of Acquiror Charter
Exhibit D	–	Form of Acquiror Bylaws

iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 23, 2024, by and among Ault Disruptive Technologies Corporation, a Delaware corporation (“Acquiror”), ADRT Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“Merger Sub”) and Gresham Worldwide, Inc., a California corporation (the “Company”). Acquiror, the Merger Sub and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the General Corporation Law of the State of California (the “CGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction in which the Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local Income Tax that follows the U.S. federal income tax treatment of the Merger), each of the Parties intends that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (collectively, the “Intended Income Tax Treatment”);

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger, (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Merger, be adopted by the stockholders of the Company (the “Company Board Recommendation”);

WHEREAS, the Acquiror Board has unanimously (i) determined that it is in the best interests of Acquiror and the Acquiror Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger, (ii) approved this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Merger, be adopted by the Acquiror Stockholders (the “Acquiror Board Recommendation”);

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to the Acquiror Stockholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement, Acquiror’s Organizational Documents, the Trust Agreement and the applicable Proxy Statements in connection with obtaining the Acquiror Stockholder Approval and Company Stockholder Approval (as defined below);

WHEREAS, on or before the Closing, the Acquiror, the Sponsor and certain shareholders of the Company shall enter into (i) a Registration Rights Agreement in form and substance mutually satisfactory to Acquiror and the Company, which agreement shall be effective as of the Closing (the “Registration Rights Agreement”), (ii) a Lock-Up Agreement with respect to the Acquiror Common Stock to be held by officers and directors of the Company, in the form substantially attached hereto as Exhibit A, which agreement shall be effective as of the Closing (the “Company Lock-Up Agreement”);

WHEREAS, subject to obtaining the Company Stockholder Approval (as defined below), at the Effective Time, (i) each share of Company Preferred Stock (as defined below) will be converted (the “Conversion”) into shares of Company Common Stock in accordance with the Company’s Governing Documents (as defined below) and (ii) each Company Promissory Note (as defined below) will either be (x) converted into shares of Acquiror Preferred Stock or (b) assumed and converted into a promissory note issued by Acquiror; and

WHEREAS, the Company is currently in the process of changing its state of incorporation from the State of California to the State of Delaware;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

Section 1.01   Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in the Recitals hereto.

“Acquiror Bylaws” has the meaning specified in Section 9.02(a)(v).

“Acquiror Capital Stock” means the Acquiror Common Stock.

“Acquiror Charter” has the meaning specified in Section 9.02(a)(v).

“Acquiror Common Stock” means the common stock, par value $0.001 per share, of Acquiror.

“Acquiror Closing Statement” has the meaning specified in Section 4.02(a).

2

“Acquiror Cure Period” has the meaning specified in Section 11.01(c).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article VI.

“Acquiror Intervening Event” means any material change, event, circumstance, occurrence, effect, development or state of facts (x) that was not known or reasonably foreseeable to the Acquiror Board as of the date hereof and that becomes known to the Acquiror Board after the date hereof and prior to the receipt of the Acquiror Stockholder Approval and (y) that does not relate to a Business Combination Proposal;

“Acquiror Intervening Event Notice” has the meaning specified in Section 9.02(a)(v).

“Acquiror Intervening Event Notice Period” has the meaning specified in Section 9.02(a)(v).

“Acquiror New Warrant” has the meaning specified in Section 3.03.

“Acquiror Option” has the meaning specified in Section 3.03.

“Acquiror Organizational Documents” means the Certificate of Incorporation and Acquiror’s bylaws, as amended, restated, modified or supplemented from time to time.

“Acquiror Parties” means Acquiror and Merger Sub.

“Acquiror Party Representations” means the representations and warranties of Acquiror and Merger Sub expressly and specifically set forth in Article VI of this Agreement, as qualified by the Acquiror Disclosure Letter. For the avoidance of doubt, the Acquiror Party Representations are solely made by Acquiror and Merger Sub.

“Acquiror Preferred Stock” means the preferred stock, par value $0.001 per share, of Acquiror to be issued on and after the Effective Time, which shares shall have substantially the same rights and obligations and be subject to the same terms and conditions as applied to the Company Preferred Stock immediately prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Transactions).

“Acquiror Private Warrant” means a whole warrant entitling the holder to purchase one share of Acquiror Common Stock for $11.50 per share on the terms and subject to the conditions set forth in the Acquiror Warrant Agreement and the Acquiror Private Placement Warrants Purchase Agreement.

“Acquiror Private Placement Warrants Purchase Agreement” means that certain Acquiror Private Placement Warrants Purchase Agreement, dated as of December 15, 2021 between Acquiror and Sponsor.

“Acquiror Public Warrant” means a whole warrant entitling the holder to purchase one share of Acquiror Common Stock for $11.50 per share on the terms and subject to the conditions set forth in the Acquiror Warrant Agreement.

3

“Acquiror RSU” has the meaning specified in Section 3.05.

“Acquiror SEC Reports” means the SEC Reports of Acquiror.

“Acquiror Special Meeting” has the meaning specified in Section 9.02(a)(v).

“Acquiror Stockholder Approval” has the meaning specified in Section 6.02(b).

“Acquiror Stockholder Matters” has the meaning specified in Section 9.02(a)(v).

“Acquiror Stockholder Redemption” has the meaning specified in Section 9.02(a)(v).

“Acquiror Stockholders” means the holders of shares of Acquiror Capital Stock.

“Acquiror Transaction Expenses” means all unpaid fees, costs and expenses incurred by or on behalf of the Acquiror Parties prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with by Acquiror at or before Closing, and the consummation of the Transactions, including (1) the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Acquiror and (2) Transfer Taxes; provided that Acquiror Transaction Expenses shall not include any Company Transaction Expenses.

“Acquiror Warrants” means, collectively, the Acquiror Private Warrants and the Acquiror Public Warrants.

“Acquiror Warrant Agreement” means that certain warrant agreement dated December 15, 2021, by and between the Acquiror and Continental Stock Transfer & Trust Company, as warrant agent.

“Acquisition Transaction” has the meaning specified in Section 9.03(a).

“Action” means any claim, action, investigation, suit, litigation, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Additional Financial Statements” has the meaning specified in Section 9.02(a)(i).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Fully Diluted Company Common Stock” means, without duplication, (a) the aggregate number of Equity Securities of the Company that are (i) issued and outstanding immediately prior to the Effective Time after giving effect to the Conversion and (ii) issuable upon, or subject to, the settlement of Company Options or Company RSUs (whether or not then vested or exercisable), and any other Equity Securities, in each case, that are outstanding immediately prior to the Effective Time.

4

“Agreement” has the meaning specified in the Preamble hereto.

“Allocation Schedule” has the meaning specified in Section 4.02(b).

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 9.03(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on December 15, 2021, as amended by a Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated as of June 15, 2023, and as further amended by a Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated as of February 15, 2024, and as may be amended and restated from time to time.

“Certificate of Merger” has the meaning specified in Section 2.02.

“CGCL” has the meaning specified in the recitals hereto.

“Change in Recommendation” has the meaning specified in Section 9.02(a)(v).

“Closing” has the meaning specified in Section 4.01.

“Closing Date” has the meaning specified in Section 4.01.

“Closing Merger Consideration” means an amount equal to $60,000,000, minus the Company’s intercompany advances currently in the amount of approximately $1,922,561, plus the aggregate exercise price of all in-the-money Company Warrants, plus appropriate adjustments for any PIPE financing by the Acquiror or its Affiliate.

“Closing Share Consideration” means the number of shares (rounded to the nearest whole share) of Acquiror Common Stock (which, for calculation purposes, includes shares of Acquiror Preferred Stock on an as-converted basis) determined by dividing an amount equal to (a) the Closing Merger Consideration by (b) $10.00.

“Code” means the Internal Revenue Code of 1986, as amended.

5

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 5.13(a).

“Company Board Recommendation” has the meaning specified in the Recitals hereto.

“Company Closing Statement” has the meaning specified in Section 4.02(b).

“Company Common Stock” means the shares of common stock, no par value per share, of the Company.

“Company Cure Period” has the meaning specified in Section 11.01(b).

“Company Disclosure Letter” has the meaning specified in the introduction to Article V.

“Company Employees” has the meaning specified in Section 5.13(a).

“Company IT Systems” means any and all IT Systems that are owned by, licensed or leased to, or otherwise under the control of the Company.

“Company Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Company Option” means an option to acquire shares of Company Common Stock granted under any of the Company Stock Option Plans.

“Company Organizational Documents” means the Company’s Articles of Incorporation, dated as of March 5, 1980 and the Company’s bylaws dated as of March 2008, in each case as amended, restated, modified or supplemented from time to time.

“Company Preferred Stock” means the shares of preferred stock, no par value per share, of the Company, which shares have been designated as Series A Preferred Stock and Series F Preferred Stock. The only shares of the Company Preferred Stock outstanding are 514.8 shares of Series F Preferred Stock.

“Company Promissory Notes” means, collectively, those promissory notes held by the Company and its Subsidiaries set forth on Section 3.06 of the Company Disclosure Letter.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article V of this Agreement, as qualified by the Company Disclosure Letter. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company RSU” means the grant of a right to receive shares of Company Stock that is an obligation of the Company and is outstanding immediately prior to the Effective Time.

“Company RSU Holder” means the individual who has been granted a Company RSU.

“Company SEC Reports” means the SEC Reports of the Company.

6

“Company Special Meeting” has the meaning specified in Section 9.02(a)(vi).

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stockholder Approval” means the approval of this Agreement and the Transactions, including the Merger, the Conversion and the transactions contemplated thereby and the making of any filings, notices or information statements in connection with the foregoing, by (a) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Common Stock and outstanding Company Preferred Stock, voting together as a single class and on an as-converted basis, (b) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Stock, voting as a single class, and (c) the majority of the voting power of the outstanding Company Common Stock excluding Company Common Stock held by Affiliates of the Sponsor, in each case in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Stock Option Plan” means, collectively, the Company’s 2023 Equity Incentive Plan, the Company’s 2018 Equity Incentive Plan and the Company’s 2005 Equity Incentive Plan.

“Company Subsidiary Securities” has the meaning specified in Section 5.07(b).

“Company Transaction Expenses” means the aggregate amount of (a) all accrued and unpaid fees, costs and expenses incurred by or on behalf of the Company, its Subsidiaries and the Group Companies prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers and (b) any Transaction Bonuses.

“Company Warrant” has the meaning specified in Section 3.03.

“Confidentiality Agreement” has the meaning specified in Section 12.09.

“Contract” means any agreement, contract, license, franchise, note, bond, mortgage, indenture, guarantee, lease, grant (public or private), obligation, undertaking or other commitment or arrangement (whether oral or written) that is legally binding upon a Person or any of his, her or its properties or assets, and any amendments thereto.

“Conversion” has the meaning specified in the Recitals hereto.

“Data Protection Requirements” has the meaning specified in Section 5.20(i).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

7

“Dissenting Shares” has the meaning specified in Section 3.10.

“Effective Time” has the meaning specified in Section 2.02.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any applicable Laws relating to pollution, protection of the environment, any Hazardous Material or health and safety (with respect to exposure to Hazardous Materials).

“Equity Securities” means, with respect to any Person and without duplication, any share, share capital, capital stock, equity interest, partnership, membership, joint venture, ownership or similar interest in any Person (including any stock appreciation, phantom stock, debenture, profit participation, profit interest or similar interest or right in, such Person, whether voting or non-voting) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor. With respect to the Company, for clarity, “Equity Security” shall include any equity award issued under any incentive plan, including the Company Stock Option Plan.

“ERISA” has the meaning specified in Section 5.13(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or any Subsidiary or (ii) which together with the Company or any Subsidiary is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.07(b).

“Exchange Agent Agreement” means a paying and exchange agent agreement, in form and substance reasonably acceptable to Acquiror and the Company.

“Exchange Ratio” means the quotient obtained by dividing (a) Closing Share Consideration by (b) the Aggregate Fully Diluted Company Common Stock.

“Excluded Share” has the meaning specified in Section 3.02(b)(i).

“Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774, and the Export Controls Act of 2018, 22 U.S.C. 2751 et seq., the Israeli Control of Products and Services Order (Engagement in Encryption), 5735-1974, the Israeli Defense Export Control Order (Combat Equipment), 5768-2008, the Israeli Defense Export Control Law, 5767-2007, and Israeli Ministry of Economy List of Source Items and Dual Use Items, and all other export control laws administered by the Israeli Ministry of Defense, including the Israeli Trading With the Enemy Ordinance, 1939, or (b) anti-boycott measures.

“Final Prospectus” has the meaning specified in Section 6.06(a).

8

“Financial Statements” has the meaning specified in Section 5.08(a).

“Fraud” means actual and intentional fraud under Delaware common law with a specific intent to deceive brought against a Party hereto based on a representation or warranty of such Party contained in this Agreement; provided, that at the time such representation was made (i) such representation was inaccurate, (ii) such Party had actual knowledge (and not imputed or constructive knowledge) of the inaccuracy of such representation, (iii) such Party had the specific intent to deceive another Party hereto, and (iv) the other Party acted in reliance on such inaccurate representation and suffered losses as a result of such inaccuracy. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which governs its internal affairs, in each case as amended, restated, modified or supplemented from time to time. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means  any United States, Israeli, United Kingdom or other foreign or international (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private) or (d)  the Israel Innovation Authority (previously known as the Office of the Chief Scientist at the Israeli Ministry of Economy) or any other body operating under the Israeli Ministry of the Economy or the Israeli Ministry of Finance.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies,” means, collectively, (i) the Company and(ii) each direct or indirect Subsidiary of the Company, including, without limitation (a) Gresham Holdings, Inc., (b) Microsource Inc., (c) Enertec Systems 2001 Ltd., (d) Microphase Corporation (e) Tabard Holdings Inc., (f) Gresham Power Electronics Ltd. and (g) Relec Electronics Ltd.

“Hazardous Material” means (i) any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” under applicable Environmental Laws, (ii) petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, radioactive material or radon, medical wastes, biological products or pesticides, or (iii) any other substances that are regulated under Environmental Law and as to which liability may be imposed pursuant to Environmental Law.

9

“Incentive Equity Plan” has the meaning specified in Section 8.07.

“Income Tax” means any Tax imposed upon or measured by net income or gain (however denominated).

“Indebtedness” means, with respect to any Person as of any time, without duplication, any obligations (whether or not contingent) consisting of (i) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for borrowed money of such Person, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (ii) payment obligations evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (iii) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness of such Person, in each case to the extent payable as a result of the consummation of the Transactions, (iv) payment obligations of a third party secured by any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the payment obligations secured thereby have been assumed, (v) obligations under capitalized leases, (vi) all payment obligations of the type referred to in clauses (i) ̶ (vi) of this definition of any other Person, guaranteed directly or indirectly, jointly or severally, and (vii) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person, or with respect to the Company, an obligation between the Company and any Group Company, or between any Group Company and a Subsidiary of such Group Company.

“Intellectual Property” means all worldwide rights, title and interests in and to (a) patents, published, or unpublished patent applications (and any patents that issue as a result of those patent applications), provisional patent applications and similar filings, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, and industrial designs, together with all patents, (b) copyrights and rights in works of authorship and copyrightable subject matter, together with any moral rights related thereto, including all rights of authorship, use, publication, reproduction, distribution, and performance, transformation and ownership, together with all other interests accruing by reason of international copyright conventions, (c) trade secrets and confidential information, and other proprietary information, including but not limited to know-how, unpatented inventions, technology, processes, procedures, customer lists, business plans, database rights, and algorithms, in each case that derive independent economic value from not being generally known by the public and not being readily ascertainable by other Persons, whether such trade secrets are defined as such by applicable Law or under the common law (collectively, “Trade Secrets”), (d) trademarks, trade names, logos, service marks, brand names, trade dress, business names (including any fictitious or “dba” names), Internet domain names, slogans, symbols, and other similar designations of source or indicia of origin together with the goodwill of the business symbolized by or associated with any of the foregoing (e) Software, (f) technical data, and databases, compilations and collections of technical data, and (g) any registrations or applications for registration for any of the foregoing, including any provisional, substitutions, divisions, continuations, continuations-in-part, renewals, reissuances, revisions, re-examinations and extensions and any foreign equivalents of the foregoing (as applicable).

10

“Intended Income Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 7.01.

“IT Systems” means Software, information technology and computer systems, servers, networks, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, computer hardware and equipment used to process, store, generate, analyze, maintain and operate data or information, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“JOBS Act” has the meaning specified in Section 8.08.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, including, without limitation, those that provide for the review and enforcement of security and defense matters by any Governmental Authority.

“Leakage” means the aggregate amount of all distributions or payments of cash or other property made by the Company, its Subsidiaries or any Group Company during the Interim Period pursuant to any of the following transactions, except for those transactions that constitute Permitted Leakage: (a) the declaration, making or payment of any dividend, distribution or return of capital, or any redemption, purchase or other acquisition of Equity Securities or other securities of or ownership interests in the Company, its Subsidiaries or any Group Company, or any payments in lieu of any of the foregoing (whether in cash or in kind); (b) the payment of any remuneration, commission, royalty, licensing or service fees, management fees, advisory or monitoring fees, termination fees or penalties or consulting fees to any holder of Company Stock, any other equityholder of the Company, its Subsidiaries or any Group Company or any of their respective Affiliates or on their respective behalves; (c) the amount of any payment or other liability waived or discharged (including by way of conversion into equity) by the Company, its Subsidiaries or any member of the Group Companies or of any amount that was owed to it by any holder of Company Stock or any other equityholder of the Company, its Subsidiaries, any Group Company or any of their respective Affiliates; (d) any payment of any type in respect of any Indebtedness (including any breakage fees or penalties), in each case, by the Company, its Subsidiaries or any Group Company to any holder of Company Stock or any other equityholder of the Company, its Subsidiaries, any Group Company or any of their respective Affiliates other than payment of interest on Indebtedness existing as of the date of this Agreement or payments of principal, interest and other sums due under purchase money Indebtedness and capital leases, in each case, existing as of the date of this Agreement; (e) any assignment, transfer or surrender of any assets to, or the making of any payment on behalf of, any holder of Company Stock or any other equityholder of the Company, its Subsidiaries, any Group Company or any of their respective Affiliates; (f) any indemnity or other contingent liability or obligation granted or assumed by the Company, its Subsidiaries or any Group Company in favor of any holder of Company Stock or any other equityholder of the Company, its Subsidiaries, any Group Company or any of their respective Affiliates; (g) the creation of any Lien over any asset of the Company, its Subsidiaries or any Group Company in favor of any holder of Company Stock or any other equityholder of the Company, its Subsidiaries, any Group Company or any of their respective Affiliates; and (h) the payment or incurrence of any Tax, fee, interest or cost by the Company, its Subsidiaries or any Group Company as a result of any of the matters set out in (a) through (g) above.

11

“Leased Real Property” has the meaning specified in Section 5.19(b).

“Leases” has the meaning specified in Section 5.19(b).

“Licensed Intellectual Property” has the meaning specified in Section 5.20(b).

“Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, encumbrance, easement, right of way, license, option, right of first refusal, right of first offer, security interest or other lien of any kind.

“Material Adverse Effect” means any effect, occurrence, development, fact, condition or change (“Effect”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Company, its Subsidiaries and the Group Companies, taken as a whole or (b) prevents the Company from consummating the Merger; provided, however, that in the case of (a), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any official interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, payors, suppliers, landlords, licensors, distributors, partners, providers and employees, (iv) any Effect generally affecting any of the industries or markets in which the Company, its Subsidiaries or the Group Companies taken as whole, operate or the economy taken as a whole, (v) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Acquiror or at the request of the Acquiror or Merger Sub, (vi) any earthquake, hurricane, epidemic, pandemic, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company, any of its Subsidiaries or any Group Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) changes to reimbursement rates or in methods or procedures for determining such rates, any changes to eligibility requirements or any other programmatic changes, in each case, only to the extent such changes are imposed by a Governmental Authority, but regardless of whether such changes are applicable nationally or to only certain geographic areas, (ix) any failure of the Company, its Subsidiaries and the Group Companies, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (ix) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in, or would reasonably be expected to result in, a Material Adverse Effect, or (x) any changes in SEC guidance related to the accounting of warrants, or the Company’s, any of its Subsidiaries’ or any Group Company’s compliance therewith; provided that, in the case of clauses (i), (ii), (iv), (vi), (vii) and (x), such Effect may be taken into account to the extent (but only to the extent) that such Effect has had, or would reasonably be expected to have, a disproportionate and adverse impact on the Company, its Subsidiaries and the Group Companies, taken as a whole, as compared to other industry participants.

12

“Material Contracts” has the meaning specified in Section 5.12(b)..

“Material Suppliers” has the meaning specified in Section 5.24(a).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Minimum Share Consideration” means, solely to the extent the Company elects application hereof, the number of shares (rounded up to the nearest whole share) of Acquiror Common Stock that represents the minimum number of shares of Acquiror Common Stock that is required to ensure that the Merger qualifies for the Intended Income Tax Treatment (with such number of shares to be reasonably determined by tax advisors to the Company in their reasonable discretion). The Company will provide written notice to Acquiror no later than the third Business Day prior to the Closing Date if it elects to apply the Minimum Share Consideration as used in this Agreement, which written notice shall include the Company’s calculation of the number of shares of Acquiror Common Stock described herein.

“Nason Yeager” has the meaning specified in Section 12.17(b).

“NYSE” means the NYSE American LLC.

“Offer Documents” has the meaning specified in Section 9.02(a)(i).

“Olshan” has the meaning specified in Section 12.17(a).

“OTC” means (i) when used with respect to the Acquiror Public Warrants, the OTC securities market, and, (ii) when used with respect to the shares of Company Common stock, the OTCQB securities market.

“Owned Intellectual Property” means all Intellectual Property that is owned (or purported to be owned), in whole or in part, by the Company, its Subsidiaries or any Group Company, as applicable.

“Party” has the meaning specified in the Preamble hereto.

“Per Share Merger Consideration” means a number of shares (rounded down to the nearest whole share) of Acquiror Common Stock equal to the Closing Share Consideration divided by the Aggregate Fully Diluted Company Common Stock.

13

“Permits” has the meaning specified in Section 5.17.

“Permitted Leakage” means (i) any compensation or benefits, or reimbursement of costs or expenses, paid or payable to or for the benefit of any holder of Company Stock or other equityholder of the Company or any of their Affiliates, in each such case who is also a director, officer, or employee of, or consultant to, the Company, its Subsidiaries or any Group Company, in connection with such Person’s services as a director, officer, employee or consultant, in each case, as paid in the ordinary course of business (including any Taxes paid in connection with any such amounts paid to such Person), (ii) any payments made by the Company, any of its Subsidiaries or any Group Company to any other entity among the Company, any of its Subsidiaries or any Group Companies and (iii) any payments made with the prior written consent of Acquiror solely to the extent of the amount approved.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (iv) Liens (other than monetary Liens with respect to the Company or any of its Subsidiaries), encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) or zoning, building, entitlement and other land use and environmental regulations that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property, or (C) do not materially interfere with the present uses of such real property, (v) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Lease (other than monetary Liens with respect to the Company or any of its Subsidiaries), and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) Liens securing the Indebtedness of the Company, its Subsidiaries and the Group Companies set forth on Section 1.01(b) of the Company Disclosure Letter, (viii) other than with respect to real property, any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or other property being leased or licensed including licenses of Intellectual Property and (ix) Liens described on Section 1.01(b) of the Company Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means, in addition to the definition for any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law, any information that identifies, could be used to identify, or is otherwise associated with an individual person.

14

“PIPE” has the meaning specific in Section 8.01.

“Policies” has the meaning specified in Section 5.16.

“Pre-Closing Actions” has the meaning specified in Section 7.07.

“Pre-Closing Optionees” means all Persons who hold one or more Company Options immediately prior to the Effective Time.

“Pre-Closing Stockholders” means all Persons who hold one or more shares of Company Stock immediately prior to the Effective Time (after giving effect to the Conversion).

“Pre-Closing Tax Period” means all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Privacy Laws” means all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, and all applicable Laws relating to breach notification in connection with Personal Information.

“Proxy Statement” has the meaning specified in Section 9.02(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 9.02(a)(i).

“Registered Intellectual Property” has the meaning specified in Section 5.20(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 9.02(a)(i).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Sanctions Laws” means any applicable Law related to economic or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, Her Majesty’s Treasury of the United Kingdom, or the State of Israel.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means, collectively, all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by the Acquiror or Company, as applicable, with the SEC under the Securities Act or the Exchange Act.

15

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Seller Group” has the meaning specified in Section 12.17(b).

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, and (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Special Meeting” has the meaning specified in Section 9.02(a)(vi).

“Specified Representations” has the meaning specified in Section 10.02(a)(i).

“Sponsor” means Ault Disruptive Technologies Company, LLC, a Delaware limited liability company.

“Stockholder Approval Failure” has the meaning specified in Section 7.05.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to a Person, any other Person, of which an amount of the equity, voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the Equity Securities of which) is owned directly or indirectly by such Person.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 11.02.

“Tax” means any federal, state, provincial, territorial, local, foreign or other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment related (including employee withholding or employer payroll), ad valorem, escheat, withholding, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, sales or use, or other tax or like assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a secondary obligor as a result of being a transferee or successor of another Person or member of an affiliated, consolidated, unitary, combined or other group, or pursuant to Law.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

16

“Terminating Acquiror Breach” has the meaning specified in Section 11.01(c).

“Terminating Company Breach” has the meaning specified in Section 11.01(b).

“Termination Date” has the meaning specified in Section 11.01(b).

“Total Pre-Closing Stockholder Consideration” has the meaning specified in Section 3.01.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Transaction Bonuses” means payments to officers, employees, consultants, directors and managers of the Company, its Subsidiaries and the Group Companies as change of control payments, severance payments, special or retention bonuses, and similar payments, in each case, paid or payable as a result of the transactions contemplated by this Agreement and the other Transaction Documents (including the employer portion of any Tax in connection with such).

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Company Lock-Up Agreement, the Exchange Agent Agreement, the Acquiror Charter, the Acquiror Bylaws, and all the other agreements, documents, instruments and certificates entered into in connection herewith and/or therewith and any and all exhibits and schedules thereto.

“Transfer Taxes” has the meaning specified in Section 9.04(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.06(a).

“Trust Agreement” has the meaning specified in Section 6.06(a).

“Trustee” has the meaning specified in Section 6.06(a).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

17

Section 1.02   Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Disclosure Letter,” “Exhibit” and “Annex” refer to the specified Article, Section, Disclosure Letter, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if), and (viii) references to “$” or dollar shall be references to United States dollars.

(b)           When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s, its Subsidiaries’ and the Group Companies’ business, consistent with past practice (excluding for the avoidance of doubt, any violation of applicable Law or Contract).

(c)           Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d)           Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)           The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (i) provided no later than 9:00 a.m. on the Business Day that is immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such Party or its legal counsel via electronic mail or hard copy form or (ii) with respect to Acquiror, filed with the SEC by Acquiror on or prior to the date hereof.

Section 1.03   Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge of, after reasonable inquiry of direct reports and investigation (a) in the case of the Company, the individuals identified on Section 1.03 of the Company Disclosure Letter, and, (b) in the case of any or all of the Acquiror Parties, the individuals identified on Section 1.03 of the Acquiror Disclosure Letter.

18

Section 1.04   Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, shares of Company Preferred Stock or shares of Acquiror Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by Acquiror with respect to its shares of Acquiror Capital Stock or rights to acquire Acquiror Capital Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, shares of Company Preferred Stock or shares of Acquiror Capital Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Common Stock, the holders of Company Preferred Stock or the holders of Acquiror Capital Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit Acquiror, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement and/or any other Transaction Document.

ARTICLE II.
THE MERGER

Section 2.01   The Merger. At the Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, and, if applicable, the CGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly owned subsidiary of Acquiror (provided that references to the Company for periods after the Effective Time shall include the Surviving Corporation). Upon consummation of the Merger, Acquiror shall change its name to “Gresham Worldwide, Inc.” and have the ticker symbol “GWWI”.

Section 2.02   Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, the Company and the Merger Sub shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit B attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and, if applicable, the Secretary of State of California in accordance with the applicable provisions of the DGCL and, if applicable, the CGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Acquiror and specified in the Certificate of Merger, being the “Effective Time”). Concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds (a) all Acquiror Transaction Expenses as set forth on the Acquiror Closing Statement; and (b) all Company Transaction Expenses as set forth on the Company Closing Statement.

Section 2.03   Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL and, if applicable, the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

19

Section 2.04   Governing Documents. At the Effective Time, the Governing Documents of the Surviving Corporation shall be amended to read the same as the Governing Documents of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Gresham Group, Inc.”

Section 2.05   Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and officers of the Surviving Corporation shall be those nominated individuals set forth on Section 2.05 of the Company Disclosure Letter.

ARTICLE III.
MERGER CONSIDERATION; CONVERSION OF SECURITIES

Section 3.01   Merger Consideration. The aggregate consideration to be paid to the Pre-Closing Stockholders in respect of shares of Company Stock held immediately prior to the Merger shall consist of the Closing Share Consideration as set forth herein and in accordance with the Company’s Organizational Documents (as reflected in the Company Closing Statement) (collectively, the “Total Pre-Closing Stockholder Consideration”).

Section 3.02   Effect of Merger on Company Stock.

(a)           Immediately prior to the Effective Time, each holder of Company Preferred Stock shall effect the Conversion and deliver to Acquiror evidence (which shall be reasonably satisfactory to Acquiror) thereof. As a result of the Conversion, (i) immediately prior to the Effective Time, each share of Company Preferred Stock shall be converted into 3,960,043 shares of Company Common Stock, (ii) all the shares of Company Preferred Stock shall no longer be outstanding and shall cease to exist, (iii) each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to the Company Preferred Stock so converted, and (iv) all the issued and outstanding Company Stock shall be comprised of Company Common Stock;

(b)           On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of Acquiror, subject to and in consideration of the terms and conditions set forth herein, the following shall occur:

(i)            Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than, for the avoidance of doubt, any shares of Company Stock (A) that are subject to Company Options, which shall be subject to Section 3.03, (B) held in the Company’s treasury or otherwise owned by the Company immediately prior to the Effective Time and (C) held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the CGCL or DGCL, as applicable (clauses (A), (B) and (C), collectively, the “Excluded Shares”)) will be cancelled and automatically deemed for all purposes to represent the right to receive the Per Share Merger Consideration.

20

(ii)          From and after the Effective Time, each of the Pre-Closing Stockholders shall cease to have any rights in and to the Company or the Surviving Corporation, and each share of Company Common Stock (other than Excluded Shares) shall thereafter be cancelled and represent only the right to receive the applicable portion of the Total Pre-Closing Stockholder Consideration, as set forth in Section 3.02(b)(i), in accordance with and subject to the terms and conditions of this Agreement. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of the Company Stock shall be made thereafter.

(iii)          Notwithstanding anything in this Agreement to the contrary no fraction of a share of Acquiror Common Stock will be issued by virtue of the Merger, and any such fractional share (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by a Pre-Closing Stockholder) shall be rounded down to the nearest whole share.

(iv)          Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub (if any) shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(v)          Each share of Company Stock held in the Company’s treasury or otherwise owned by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no consideration shall be paid or payable with respect thereto.

(vi)          The number of shares of Acquiror Common Stock that the Pre-Closing Stockholders are entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Acquiror Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Acquiror Common Stock occurring on or after the date hereof and prior to the Closing.

21

Section 3.03   Treatment of Company Options and Company Warrants. On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or any other Person, each Company Option to purchase a whole share of Company Common Stock (whether vested or unvested) and each warrant to purchase a whole share of Company Common Stock (each, a “Company Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed and converted into a right to purchase a number of shares of Acquiror Common Stock (each, an “Acquiror Option” or an “Acquiror New Warrant,” as applicable), with each such Acquiror Option and Acquiror New Warrant then representing the right to purchase (i) the number of whole shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option or Company Warrant, as applicable, immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of Acquiror Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock applicable to such Company Option or Company Warrant, as applicable, immediately prior to the Effective Time by (B) the Exchange Ratio. Notwithstanding anything in this Section 3.03 to the contrary, the exercise price and the number of shares of Acquiror Common Stock subject to the Acquiror Options, as applicable, shall be determined in a manner consistent with the requirements of Section 409A of the Code and in the case of any Company Option to which Section 422 of the Code applies, the exercise price of and number of shares subject to the Acquiror Options as applicable, shall be subject to such adjustments as are necessary in order to satisfy the requirements of Treasury Regulations Section 1.424-1(a). Except as provided in this Section 3.03, each such Acquiror Option and Acquiror New Warrant shall continue following the Effective Time to have, and shall be subject to, the same terms and conditions as applied to the underlying Company Option or Company Warrant, as applicable, immediately prior to the Effective Time (but taking into account any changes thereto by reason of this Agreement or the Transactions). Prior to the Effective Time, the Company Parties shall take all actions as are necessary to (x) effectuate the treatment of the Company Options and Company Warrants pursuant to this Section 3.03 and (y) cause the Company Stock Plans to terminate at or prior to the Effective Time, if so requested by Acquiror no later than five Business Days prior to the Effective Time. Between the date of this Agreement and the Closing Date, the Company shall obtain written confirmation from each holder of Company Options and Company Warrants that such holder will acknowledge and accept the treatment of the Company Options and Company Warrants contemplated by this Section 3.03.

Section 3.04   Treatment of Acquiror Private Warrants and Acquiror Public Warrants. Before, on and after Closing, the Acquiror Public Warrants and the Acquiror Private Warrants will continue in full force and effect on substantially the same terms and conditions set forth in such warrants and the Warrant Agreements, as applicable.

Section 3.05   Treatment of Company RSUs. As of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU that is then outstanding shall be assumed and converted into an award of restricted stock units (an “Acquiror RSU”) covering a number of Acquiror Common Stock equal to the product of (A) the total number of shares of Company Common Stock subject to such Company RSU and (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole share. Each such Acquiror RSU as so assumed and converted shall be subject to the same terms and conditions as applied to the Company RSU immediately prior to the Effective Time (including vesting conditions) except to the extent such terms or conditions are rendered inoperative by the Transactions.

Section 3.06   Treatment of Company Promissory Notes. Prior to the Effective Time, the Company shall effect amendments to terms of all outstanding Company Promissory Notes to provide that such notes will, immediately prior to the Effective Time, but contingent upon the consummation of the Merger, be automatically cancelled and extinguished and either (a) converted into shares of Acquiror Preferred Stock which number of shares of Acquiror Preferred Stock will be determined by multiplying (x) the number of shares of Company Common Stock to which such holder is entitled following a conversion under such note prior to the Effective Time, by (y) the Exchange Ratio or (b) assumed and converted into a promissory note issued by Acquiror and as so assumed and converted shall be subject to the same terms and conditions as applied to the promissory note immediately prior to the Effective Time except (i) to the extent such terms or conditions are rendered inoperative by the Transactions and (ii) subject to a new conversion price, in each case of subsections (a) and (b), subject to the prior written consent of Acquiror.

22

Section 3.07   Merger Consideration.

(a)         Disbursement of Merger Consideration. Subject to this Section 3.07 and Section 3.06, promptly following the Effective Time, Acquiror shall deliver, or cause to be delivered, to each Pre-Closing Stockholder, the Closing Share Consideration in accordance with the terms of Section 3.02.

(b)           Deposit with Exchange Agent. Prior to the Effective Time, Acquiror shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as paying and exchange agent hereunder (the “Exchange Agent”). Immediately prior to the Effective Time, Acquiror shall deposit (or cause to be deposited) with the Exchange Agent to be held in trust (i) the number of shares of Acquiror Common Stock and Acquiror Preferred Stock equal to the Closing Share Consideration. Promptly following the Effective Time, Acquiror shall deliver, or shall cause the Exchange Agent to deliver, to each Pre-Closing Stockholder, its applicable portion of the Total Pre-Closing Stockholder Consideration in accordance with the Allocation Schedule via book-entry issuance, in each case, subject to any Tax withholdings as provided in Section 3.09.

(c)           Transfers of shares of Company Stock. From and after the Effective Time, there shall be no transfers on the transfer books of the Company of any shares of Company Stock that were outstanding immediately prior to the Effective Time.

(d)         Maximum Merger Consideration. In no event shall the shares of Acquiror Common Stock or Acquiror Preferred Stock issued pursuant to this Agreement exceed the Closing Share Consideration.

Section 3.08   Exchange Agent. Promptly following the date that is one year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all certificates and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Notwithstanding the foregoing, none of any Acquiror Party, the Company, Surviving Corporation, or the Exchange Agent shall be liable to any Person in respect of any Total Pre-Closing Stockholder Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws.

23

Section 3.09   Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Acquiror, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their respective Affiliates and Representatives shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld in connection with such payment under applicable Law. Prior to making any deduction or withholding in respect of amounts payable to any Pre-Closing Stockholder in connection with this Agreement (other than any deduction or withholding (i) in respect of any payments compensatory in nature for U.S. federal income tax purposes or (ii) in respect of backup withholding under Section 3406 of the Code , Acquiror shall use commercially reasonable efforts to provide or cause to be provided prior notice of such deduction or withholding to the applicable Pre-Closing Stockholder as soon as reasonably practicable, and all parties shall use commercially reasonable efforts to cooperate to reduce or eliminate any applicable withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority consistent with the terms of this Section 3.09, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

Section 3.10   Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CGCL or DGCL, as applicable, shares of Company Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 1300 of the CGCL or Section 262 of the DGCL, as applicable (such shares of Company Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the CGCL or the DGCL, as applicable, with respect to such shares) shall not be converted into, and the holders thereof shall have no right to receive a portion of the Closing Share Consideration, , but instead shall be entitled to only such rights as are granted by Section 1300 of the CGCL or by Section 262 of the DGCL, as applicable; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 1300 of the CGCL or Section 262 of the DGCL, as applicable, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1300 of the CGCL or Section 262 of the DGCL, as applicable, such shares of Company Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive a portion of the Closing Share Consideration in accordance with Section 3.02 without interest thereon, upon transfer of such shares in the manner provided in Section 3.02. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the CGCL or the DGCL, as applicable. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any waiver or withdrawal of any such demand, and any other demand, notice, communication or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.11   Taking of Necessary Action; Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub, the officers and directors, as applicable, (or their designees) of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

24

ARTICLE IV.
CLOSING TRANSACTIONS

Section 4.01   Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 10:00 a.m. Eastern Time on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article X (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing), or (b) at such other place, time or date as Acquiror and the Company may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02   Closing Statements.

(a)           Acquiror Closing Statement. No later than five Business Days prior to the Closing Date, Acquiror shall prepare and deliver to the Company a written statement (the “Acquiror Closing Statement”) setting forth its good faith estimate and calculation of: (a) the aggregate amount of cash in the Trust Account (prior to giving effect to the Acquiror Stockholder Redemption) and the PIPE proceeds to be received by the Company prior to the Closing; (b) the aggregate amount of all payments required to be made in connection with the Acquiror Stockholder Redemption; (d) the number of shares of Acquiror Common Stock to be outstanding as of the Closing after giving effect to the Acquiror Stockholder Redemption; (e) the number of shares of Acquiror Common Stock that may be issued upon the exercise of all Acquiror Warrants issued and outstanding as of the Closing; and (f) the Acquiror Transaction Expenses as of such date, in each case, including a detailed itemization of the components thereof and reasonable supporting documentation and detail therefor. The Acquiror Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Acquiror Closing Statement and through the Closing Date, (1) Acquiror shall promptly provide to the Company any changes to the Acquiror Closing Statement (including any component thereof) (the “Updated Acquiror Closing Statement”), and (2) the Company shall have the right to review and comment on such calculations and estimates, Acquiror shall consider in good faith any such comments made by the Company, and the Company and Acquiror shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Updated Acquiror Closing Statement (and any updates or revisions as may be agreed to by the Company and Acquiror shall be included in the Updated Acquiror Closing Statement). Acquiror shall, and shall cause its Representatives to, (i) reasonably cooperate with the Company and its Representatives to the extent related to the Company’s review of the Acquiror Closing Statement and Updated Acquiror Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (ii) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Acquiror Closing Statement and Updated Acquiror Closing Statement and reasonably requested by the Company or its Representatives in connection with such review; provided that, the Company shall not, and shall cause its Representatives to not, unreasonably interfere with the business of Acquiror and its Subsidiaries in connection with any such access.

25

(b)           Company Closing Statement. No later than three Business Days prior to the Closing Date, the Company shall deliver to Acquiror a written statement (the “Company Closing Statement”) setting forth its good faith calculation of (i) the amount of Company Transactions Expenses, together with instructions that list the applicable bank accounts designated to facilitate payment by Acquiror of the amounts thereunder and all relevant supporting documentation used by the Company in calculating such amounts, (ii) (A) the Closing Merger Consideration, (B) and (B) the Closing Share Consideration, in each case, based upon the foregoing and the amounts contained in the Acquiror Closing Statement, and (iii) a capitalization table and allocation schedule, setting forth, for each Pre-Closing Stockholder, (A) the name, address, email address and wire transfer information of such Pre-Closing Stockholder, (B) the number and class of Equity Securities of the Company owned by each Pre-Closing Stockholder (other than the number and class of Equity Securities of the Company owned by objecting beneficial owners of the Company), (C) the portion of the Total Pre-Closing Stockholder Consideration allocated to each Pre-Closing Stockholder (divided into the portion of the Closing Share Consideration (as a percentage) payable to such Pre-Closing Stockholder), (D) on a holder-by-holder and award-by-award basis, each Acquiror Option that will be outstanding as of the Closing, and, with respect to such Acquiror Option, the number of shares of Acquiror Common Stock issuable upon exercise of such Acquiror Option and the exercise price of such Acquiror Option, (E)on a holder-by-holder basis each Company RSU Holder and the number of Company RSUs so held, and (F) the other information set forth in Section 5.06(b) (the “Allocation Schedule”), in each case, including a detailed itemization of the components thereof, and determined pursuant to the definitions contained in this Agreement.

(c)           Following Acquiror’s receipt of the Company Closing Statement and through the Closing Date, Acquiror shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by Acquiror, and the Company and Acquiror shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculation of the items set forth on the Company Closing Statement (and any updates or revisions as may be agreed to by the Company and Acquiror shall be included in the Company Closing Statement, with such Company Closing Statement and all items and amounts set forth therein being final, conclusive, and binding upon, and non-appealable by, the parties hereto). The Company shall, and shall cause its Representatives to, (i) reasonably cooperate with Acquiror and its Representatives to the extent related to Acquiror’s review of the Company Closing Statement and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (ii) provide access to personnel, books, records and other information during normal business hours to the extent related to the preparation of the Company Closing Statement and reasonably requested by Acquiror or its Representatives in connection with such review; provided that, Acquiror shall not, and shall cause its Representatives to not, unreasonably interfere with the business of the Company, its Subsidiaries and the Group Companies in connection with any such access.

26

(d)           Each of the Company Closing Statement (including the Allocation Schedule) and the Acquiror Closing Statement, including the calculations and determinations contained therein, shall be prepared by the Company and the Acquiror, as applicable, in good faith and in accordance with such Party’s Organizational Documents and the applicable definitions contained in this Agreement. Each of Acquiror and Merger Sub shall be entitled to rely fully (without any duty of inquiry) upon the Company Closing Statement (including the Allocation Schedule) and the Company shall be entitled to rely fully (without any duty of inquiry) upon the Acquiror Closing Statement.

(e)           In the event of an ambiguity or conflict between the Allocation Schedule and this Agreement, the formulas set forth in the Allocation Schedule shall control. For the avoidance of doubt, the actual numbers in the Allocation Schedule may change in the event of certain actions contemplated by this Agreement.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the disclosure letter delivered to Acquiror Parties by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), or (b) in the Company SEC Reports filed or furnished with the SEC through the date hereof (excluding (a) any disclosures in such Company SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (b) any exhibits or other documents appended thereto), the Company represents and warrants to Acquiror as follows:

Section 5.01   Corporate Organization of the Company. The Company has been duly incorporated or re-domiciled, is validly existing as a corporation and is in good standing under the Laws of the State of California as incorporated and the Laws of the State of Delaware once re-domiciled. The copies of the articles of incorporation of the Company certified by the Secretary of the State of California and the bylaws, as in effect on the date hereof, previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement. The Company has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to have such corporate power and authority to own, operate and lease and to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

27

Section 5.02   Subsidiaries and Group Companies. The Subsidiaries of the Company and the Group Companies and their respective jurisdictions of incorporation or organization, in each case, as of the date of this Agreement are set forth on Section 5.02 of the Company Disclosure Letter. The Subsidiaries and the Group Companies, have been duly formed or organized, are validly existing and in good standing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except as would not be material to the Company, its Subsidiaries or any Group Company, taken as a whole. Each Subsidiary and each Group Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.03   Due Authorization. Other than the Company Stockholder Approval, the Company has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is or will be a party and (subject to the approvals described in Section 5.05 of the Company Disclosure Letter) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of the Company and, other than execution and delivery of the Company Stockholder Approval, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or such Transaction Documents or the Company’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Document (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Document to which the Company is or will be a party, constitutes or will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at law (the “Enforceability Exceptions”).

Section 5.04   No Conflict. Except as reflected on Section 5.04 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement and each Transaction Document to which the Company is or will be a party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Governing Documents of the Company, any of its Subsidiaries or the Group Companies, (b) violate any material provision of, or result in the material breach of or default by the Company under any applicable Law or Governmental Order, (c) require any consent, waiver or other action by any Person under, violate, or result in a material breach of, constitute a material default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, the material terms, conditions or provisions of any Material Contract or Lease, (d) result in the creation of any Lien (except Permitted Liens) upon any of the material properties, rights or assets of the Company, its Subsidiaries or any of the Group Companies, or (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien (except for Permitted Liens) or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person.

28

Section 5.05   Governmental Authorities; Consents. Except as disclosed on Section 5.05 of the Company’s Disclosure Letter, assuming the truth and completeness of the representations and warranties of the Acquiror Parties contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the consummation of the Transactions, except for (i) the filing of the Certificate of Merger in accordance with the CGCL and DGCL, as applicable and (ii) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the Transactions in accordance with the terms hereof.

Section 5.06   Current Capitalization.

(a)          The authorized capital stock of the Company consists of (1) 100,000,000 shares of Company Common Stock, of which 7,931,602 shares are outstanding as of the date hereof (2) 250,000 shares of Series A Company Preferred Stock, of which none is outstanding as of the date hereof, and (3) 515 shares of Series F Preferred Stock, of which 515 are outstanding and convertible into 3,960,043 shares of Company Common Stock as of the date hereof. The outstanding shares of capital stock contemplated by the immediately preceding sentence (A) constitute, as of the date hereof, all of the outstanding shares of capital stock of the Company and (B) when combined with Interim Period issuances of shares of Company Common Stock, will constitute, as of the Closing, all of the outstanding shares of capital stock of the Company. All of the outstanding shares of capital stock or other equity interests of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance in all material respects with applicable Securities Law.

(b)           As of the date hereof, 503,314 shares of Company Common Stock are issuable pursuant to outstanding Company Options granted prior to the date of this Agreement. Section 5.06(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date hereof, (i) of all the holders of capital stock (including the number of shares owned by such person), warrants (including the number of shares of Company Common Stock underlying such warrants and the exercise price thereof) and equity awards of the Company and (ii) of all the holders of outstanding Company equity awards, including, on an award-by-award basis, the type of award, the name of the holder, the number of shares of Company Common Stock underlying the award, including the cumulative number of shares underlying vested awards, the vesting schedule, where applicable, and the exercise price, where applicable. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly granted or issued and properly approved by the board of directors of the Company (or appropriate committee thereof). Other than as set forth in this Section 5.06 or on Section 5.06 of the Company Disclosure Letter, there are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Company Stock or, or other equity interests in, the Company, or any other Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company, (iii) as of the date hereof, (A) no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company and (B) no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote, (iv) no shareholders agreements, voting agreements, proxies, registration rights agreements or other similar agreements relating to the Company’s equity interests to which the Company is a party and (v) as of the date hereof, no shares of common stock, preferred stock or other equity interests of the Company issued and outstanding.

29

Section 5.07   Capitalization of Subsidiaries and the Group Companies.

(a)           Section 5.07(a) of the Company Disclosure Letter sets forth, as of the date hereof, the capitalization of each of the Company’s Subsidiaries and the Group Companies. The outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries and the Group Companies have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance in all material respects with applicable Securities Laws. As of the date hereof, all of the outstanding ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, except as reflected on Section 5.07(a) of the Company Disclosure Letter, free and clear of any Liens (other than the restrictions under applicable Securities Laws, transfer restrictions existing under the terms of the Governing Documents of such Subsidiary or Group Company, and Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights.

(b)          Except as reflected on Section 5.07(b) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company, any of its Subsidiaries or any Group Company convertible into or exchangeable for ownership interests in any Subsidiary of the Company, or Group Company as applicable, (ii) obligations, options, warrants or other rights (including preemptive rights), commitments or arrangements to acquire from the Company, any of its Subsidiaries or any Group Company, or other obligations or commitments of the Company, any of its Subsidiaries or any Group Company to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of the Company or any Group Company or (iii) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of the Company or any Group Company (the items in clauses (i) ̶ (iii), in addition to all ownership interests of the Company’s Subsidiaries and the Group Companies, being referred to collectively as the “Company Subsidiary Securities”). There are no (x) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (y) obligations or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the Company Subsidiary Securities, neither the Company, any of its Subsidiaries, nor any Group Company owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person.

30

Section 5.08   Financial Statements.

(a)           Attached as Section 5.08(a) of the Company Disclosure Letter hereto are true and complete copies of (i) the audited consolidated balance sheets of the Company, its Subsidiaries and the Group Companies as of December 31, 2023 and December 31, 2022 and the related audited consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2023 and 2022, together with the auditor’s reports thereon (the “Annual Financial Statement”) and (ii) the unaudited consolidated balance sheets of the Company, its Subsidiaries and the Group Companies as of March 31, 2024, and the related unaudited consolidated statements of operations, cash flows and shareholders’ equity for the three months ended March 31, 2024 (the “Unaudited Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”).

(b)           The Financial Statements (i) have been prepared from, and accurately reflect in all material respects, the books and records of the Company, its Subsidiaries and the Group Companies in accordance with GAAP, (ii) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), cash flows and changes in shareholders’ equity of the Company, its Subsidiaries and the Group Companies as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects throughout the periods covered thereby (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and (iii) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 9.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)           Except as disclosed in Section 5.10(c) of the Company Disclosure Letter, the Company, its Subsidiaries and the Group Companies have established and maintained systems of internal controls sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Company, its Subsidiaries and the Group Companies are being executed and made only in accordance with appropriate authorizations of management of such entity, (ii) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, its Subsidiaries and the Group Companies and (iv) that accounts, notes and other receivables and inventory are recorded accurately. The books and records of the Company, its Subsidiaries and the Group Companies have been kept and maintained in all material respects in accordance with applicable Laws.

31

(d)           Any Taxes or Tax liabilities that relate to a Pre-Closing Tax Period that are not yet due and payable (i) for periods covered by the Financial Statements have been properly accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been properly accrued on the books and records of the Company, its Subsidiaries and the Group Companies in accordance with GAAP.

Section 5.09   Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries or the Group Companies has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet in the ordinary course of business of the Company, its Subsidiaries and any Group Company consistent with past practice that are not, individually or in the aggregate, material to the Company, its Subsidiaries or any Group Company, taken as a whole, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including the Company Transaction Expenses, or (d) disclosed on Section 5.09 of the Company Disclosure Letter.

Section 5.10   Litigation and Proceedings. There are no, and in the preceding three-year period there has not been any, Actions pending or, to the knowledge of the Company, threatened (in writing) (a) against the Company, any of its Subsidiaries or any Group Company, or any of its respective operations, properties, rights or assets or (b) related to the consummation of the transactions contemplated hereby. There is no Governmental Order imposed upon or, to the knowledge of the Company, threatened (in writing) against the Company, any of its Subsidiaries or any Group Company, or any of their respective operations, properties, rights or assets, or that would prevent, enjoin, alter or delay the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon the Company, any of its Subsidiaries or any Group Company, which, if determined adversely, would individually or in the aggregate, reasonably be expected to materially impede the ability of the Company to enter into and perform its obligations under this Agreement.

Section 5.11   Compliance with Laws. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, its Subsidiaries or any Group Company, whether individually or taken as a whole, and except with respect to compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.21), and compliance with Tax Laws (which are the subject of Section 5.15), the Company, its Subsidiaries and the Group Companies are, and since December 31, 2021 have been, in compliance with all applicable Laws and Governmental Orders. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, its Subsidiaries or any Group Company, taken as a whole, since December 31, 2021 through the date hereof, (a) neither the Company nor any of its Subsidiaries nor any Group Company has received any written notice of any violations of applicable Laws, Governmental Orders or Permits. Since December 31, 2021, no charge, claim, assertion or Action of any violation of any Law, Governmental Order or material Permit by the Company or any of its Subsidiaries has been threatened in writing against the Company, its Subsidiaries or any Group Company. No material investigation or review by any Governmental Authority with respect to the Company, any of its Subsidiaries or any Group Company is pending or, to the knowledge of the Company, threatened in writing, and no such investigations have been conducted by any Governmental Authority since December 31, 2021, other than those the outcome of which did not, individually or in the aggregate, result in material liability to the Company, its Subsidiaries or any Group Company

32

Section 5.12   Contracts; No Defaults.

(a)           Except for the Leases and Company Benefit Plans set forth on Section 5.13(a) of the Company Disclosure Letter, Section 5.12(a) of the Company Disclosure Letter sets forth a true, complete and accurate list of all of the following Contracts to which as of the date of this Agreement, the Company and/or any of its Subsidiaries or any Group Company is a party or is otherwise bound:

(i)             Contracts with any Material Supplier;

(ii)           each Contract that requires aggregate future payments to the Company, its Subsidiaries or any Group Company in excess of $50,000 in any calendar year (collectively, “Material Payors”);

(iii)          each Contract that grants to any Person (other than the Company, its Subsidiaries or the Group Companies) (A) any “most favored nation” provisions or other price guarantees for a period greater than one year with respect to such payments described in clause (A), or (B) material non-competition, non-solicitation or no-hire provisions imposed on the Company, its Subsidiaries or any Group Company;

(iv)          (x) Contracts (including letters of intent) entered into since December 31, 2021 with respect to mergers, acquisitions or sales of any Person or other material business unit or division thereof by the Company, any of its Subsidiaries or any Group Company (each an “M&A Contract”), or (y) M&A Contracts in which the Company, any of its Subsidiaries or any Group Company have any material ongoing obligations or liabilities, including deferred purchase price payments, earn-out payments or indemnification obligations;

(v)          Contracts establishing partnerships, joint ventures, strategic alliances or other collaborations, in each case, that are material to the Company, its Subsidiaries or for any Group Company, taken as a whole;

(vi)           each Contract with Governmental Authorities in each case, that is material to the Company, its Subsidiaries or for any Group Company, taken as a whole;

(vii)          each Contract under which the Company, its Subsidiaries or any Group Company has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(viii)         Contracts that relate to the settlement or final disposition of any material Action within the last three years pursuant to which the Company or any of its Subsidiaries has ongoing obligations or liabilities, in each case, in excess of $50,000;

33

(ix)         each Contract to which the Company, any of its Subsidiaries or any Group Company is a party whereby the Company or any of its Subsidiaries (A) has granted any Person any license, immunity or other rights to a third party in or to any Owned Intellectual Property (other than non-exclusive licenses granted by or to customers in the ordinary course of business) or (B) is granted a license, immunity or other rights from a third party in or to any Intellectual Property (other than (x) licenses to open source software, and non-exclusive licenses in respect of commercially available off-the-shelf software on standard terms, (y) invention assignment agreements with current and former employees, consultants, and independent contractors of the Company and its Subsidiaries and (z) employment agreements with any current or former employee);

(x)           Contracts with any Group Company, or with any officer, director, manager, stockholder, member of an Affiliate of the Company, any of its Subsidiaries, any Group Company or any of their respective relatives or Affiliates other than with Acquiror or any of its Affiliates (“Affiliate Agreements”) (other than the Company, any of the Company’s Subsidiaries or any Group Company) (excluding employee confidentiality and invention assignment agreements, equity or incentive equity documents, Governing Documents, employment agreements, Contracts set forth under Section 5.12(a)(ix) or Section 5.13(a) of the Company Disclosure Letter and offer letters for at-will employment set forth on Section 5.13(a) of the Company Disclosure Letter);

(xi)        employment, severance, consulting, and similar Contracts with each current executive officer, director, employee or independent contractor of the Company, its Subsidiaries or any Group Company providing for an annual base salary in excess of $50,000 which is not terminable at-will without any further liability to the Company, its Subsidiaries or any Group Company;

(xii)          any corporate integrity agreements, settlement and other similar agreements with Governmental Authorities;

(xiii)       each employee collective bargaining agreement or similar Contract between the Company, any of the Company’s Subsidiaries or any Group Company, on the one hand, and any labor union or other body representing employees of the Company, any of the Company’s Subsidiaries or any Group Company, on the other hand; and

(xiv)       any Contract pursuant to which any Person provides management services to any Group Company or pursuant to which any Group Company provides management services to any other Person.

34

(b)           All of the foregoing set forth on Section 5.12(a) of the Company Disclosure Letter, including all amendments and modifications thereto, are sometimes collectively referred to as “Material Contracts.” The Company has furnished or otherwise made available to Acquiror true, complete and correct copies of all Material Contracts. Each Material Contract sets forth the entire agreement and understanding between the Company and/or its Subsidiaries and the other parties thereto, including a Group Company. Each Material Contract is valid, binding and in full force and effect (subject to the Enforceability Exceptions and assuming such Material Contract is a valid and legally binding obligation of the counterparty thereto). None of the Company, its Subsidiaries nor, to the knowledge of the Company, any other party thereto, including a Group Company, is in default or violation of any Material Contract in any material respect. There is no event or condition that exists that constitutes or, with or without notice or the passage of time or both, would constitute any such default or violation by the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto, including a Group Company, or give rise to any acceleration of any obligation or loss of rights or any right of termination of a Material Contract. Since December 31, 2021, neither the Company nor any of its Subsidiaries or the Group Companies has received any notice or request, in each case, in writing, on behalf of any other party to a Material Contract to terminate, cancel or not renew such Material Contract, or to renegotiate any material term thereof that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or alleging or disputing any breach or default under such Material Contract.

Section 5.13   Company Benefit Plans.

(a)           The Company has provided true and complete copies of each Company Benefit Plan to Acquiror. For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any material equity compensation, severance, retirement, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, and all other fringe benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, in each case, (a) which are contributed to (or required to be contributed to), sponsored by or maintained by the Company, any of its Subsidiaries or any of the Group Companies for the benefit of any current or former employee, officer, director or individual consultant of the Company, its Subsidiaries or the Group Companies (the “Company Employees”) or (b) pursuant to which the Company, any of its Subsidiaries or any of the Group Companies could have any liability, other than any multiemployer pension plans (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code).

(b)           With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror true, correct and complete copies of (i) each Company Benefit Plan, including all amendments thereto and any current trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to each Company Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Company Benefit Plan; and (vi) all material communications received from or sent to the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation or any other Governmental Authority (including a written description of any oral communication) within the three last calendar years with respect to any Company Benefit Plan.

(c)           Each Company Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made. There is no material Action pending or, to the knowledge of the Company, threatened against any Company Benefit Plan or the assets of any Company Benefit Plan (other than routine claims for benefits).

35

(d)           With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, such arrangement has, at all times while subject to Section 409A of the Code, been operated in material compliance (including documentary compliance) with, Section 409A of the Code and all applicable guidance thereunder.

(e)           No Company Benefit Plan or other Contract to which the Company, any Subsidiary or any Group Company is a party or otherwise bound provides any Person with a “gross up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(f)           Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification or (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(g)           With respect to any Company Benefit Plan, no event has occurred and no condition exists that would subject the Company or its Subsidiaries to any material tax, fine, lien, or penalty imposed by ERISA, the Code or other applicable Law. Neither the Company, any Company Benefit Plan nor, to the knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to result in any material liability to the Company, any of its Subsidiaries or any Group Company.

(h)           Except as disclosed on Section 5.13(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries or any of the Group Companies has incurred any current or projected material liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former or retired employees of the Company, any of its Subsidiaries or any Group Company, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(i)            None of the Company, its Subsidiaries, the Group Companies nor any of their respective ERISA Affiliates sponsors, maintains or is required to contribute to, or has any outstanding liability for, (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) or (ii) a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No Company Benefit Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code. Neither the Company nor any of its Subsidiaries or any of the Group Companies has, either directly or through an ERISA Affiliate, any liability pursuant to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code. Neither the Company nor any of its Subsidiaries or any Group Company has any liability with respect to any employee benefit plan maintained for the benefit of any employee, officer, director or individual consultant based outside of the United States.

36

(j)            Neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the payment, acceleration, vesting, funding or creation of any compensatory rights of any director, officer or employee of the Company, its Subsidiaries or any Group Company to payments or benefits or increases in any payments or benefits (including any loan forgiveness) under any Company Benefit Plan (or under any arrangement that would be a Company Benefit Plan if in effect as of the date of this Agreement), (ii) result in severance pay or any increase in severance pay upon any termination of employment, (iii) require any contributions or payments to fund any obligations under any Company Benefit Plan, or cause the Company, any of its Subsidiaries or any Group Company to transfer or set aside any assets to fund any Company Benefit Plan, or (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing.

(k)          No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer, or director, other individual service provider or shareholder of the Company or any of its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.

(l)            Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

Section 5.14   Labor Matters.

(a)           Prior to the date of this Agreement, the Company has provided the Acquiror with a complete and accurate identified list of each employee of the Company, its Subsidiaries and the Group Companies as of a date reasonably practicably close to the date of this Agreement, together with (i) each such employee’s respective base salary or wage rate, (ii) current annual bonus opportunity, (iii) current title and work location, and (iv) status as exempt or non-exempt from overtime requirements.

(b)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries or the Group Companies is a party to any collective bargaining agreement or similar agreements with a labor organization. None of the Company Employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date of this Agreement, (i) there are no activities or proceedings of any labor organization to organize any of the Company Employees, and (ii) there is no, and since December 31, 2021 has been no, material labor dispute or strike, lockout, picketing, material grievances or collective labor disputes, labor-related hand-billing, collective slowdown, concerted and collective refusal to work overtime, or collective work stoppage or similar activity against the Company, any of its Subsidiaries or the Group Companies, in each case, pending or threatened.

37

(c)           Except as disclosed on Section 5.14(c) of the Company Disclosure Letter, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting employees of the Company, its Subsidiaries and the Group Companies has occurred since December 31, 2021 or is currently contemplated, planned or announced. Since December 31, 2021, neither the Company, its Subsidiaries nor any Group Company has implemented any plant closings or employee layoffs that would trigger notice obligations under the WARN Act and any similar or local law.

(d)           Except as disclosed on Section 5.14(d) of the Company Disclosure Letter, each of the Company, its Subsidiaries and the Group Companies are in material compliance with all applicable Laws regarding employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, “whistle blower” rights, harassment policies, employee leave issues, the proper classification of employees and independent contractors, the proper payment of overtime and minimum wage, classification of employees as exempt and non-exempt, and unemployment insurance, and the Company and its Subsidiaries have not since December 31, 2021 been charged with any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.

(e)           As of the date hereof, there are no complaints, charges or claims against the Company, its Subsidiaries and the Group Companies pending or, to knowledge of the Company, threatened before any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, its Subsidiaries or the Group Companies, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Company, taken as a whole.

(f)            All material payments due from the Company, any of its Subsidiaries or any of the Group Companies on account of wages or other compensation owed to employees, and employees health and welfare insurance and other benefits, have been paid or properly accrued as a liability on the books of the Company, its Subsidiaries or the Group Companies.

(g)           To the knowledge of the Company, no employee of the Company, any of its Subsidiaries or any of the Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company, its Subsidiaries or the Group Companies. To the knowledge of the Company, no senior executive or key employee of the Company, its Subsidiaries or the Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company, any of its Subsidiaries or any of the Group Companies or (ii) to the knowledge or use of trade secrets or proprietary information.

38

(h)           To the knowledge of the Company, no senior executive or other key employee of the Company, any of its Subsidiaries or any Group Company has provided notice of his or her intention to terminate his or her employment as a result of or following the consummation of the transactions contemplated by this Agreement.

Section 5.15   Taxes.

(a)           All material Tax Returns required by Law to be filed by (or on behalf of) the Company, its Subsidiaries and the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects. Neither of the Company nor any of its Subsidiaries or any Group Company is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)           All material amounts of Taxes and all material Tax liabilities due and owing by the Company, its Subsidiaries and the Group Companies have been timely paid in full. Since the date of the most recent balance sheet included in the Unaudited Financial Statements neither the Company nor any of its Subsidiaries or any Group Company have incurred any material Tax liability outside the ordinary course of business other than any liabilities incurred in connection with the Transactions.

(c)           All material Taxes that the Company, its Subsidiaries and the Group Companies are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable. Each of the Company, its Subsidiaries and the Group Companies have complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d)           Neither the Company nor any of its Subsidiaries or the Group Companies is currently or has, since December 31, 2021, been engaged in any audit, administrative proceeding or judicial proceeding with respect to Taxes with a taxing authority (and no such audit or proceeding is pending or, to the knowledge of the Company, contemplated). Neither the Company nor any of its Subsidiaries or the Group Companies has received since December 31, 2021 any written notice from a Governmental Authority of a dispute or claim with respect to material amount of Taxes, other than disputes or claims that have since been resolved, and no such claims have been threatened in writing. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material amount of Taxes of the Company or any of its Subsidiaries or the Group Companies and no written request for any such waiver or extension is currently pending.

(e)           Neither the Company nor any of its Subsidiaries or the Group Companies is presently contesting any material Tax liability of the Company or such Subsidiary or Group Company, as applicable, before any taxing authority or other Governmental Authority.

39

(f)           Since December 31, 2021, no written claim has been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries or the Group Companies does not file Tax Returns that the Company or such Subsidiary or Group Company, as applicable, is or may be subject to material taxation by that jurisdiction.

(g)          Neither the Company nor any of its Subsidiaries or the Group Companies (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since December 31, 2021.

(h)           Neither the Company nor any of its Subsidiaries or the Group Companies (i) has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), or (ii) has executed or entered into any “closing agreement” or other binding written agreement with respect to material Taxes with a Governmental Authority that created obligations that will bind the Company, its Subsidiaries or the Group Companies after the Closing.

(i)            Except with respect to deferred revenue or prepaid revenues collected by the Company, its Subsidiaries or the Group Companies in the ordinary course of business, neither the Company nor its Subsidiaries or the Group Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non U.S. income Tax Law) entered into prior to the Closing; (B) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; (C) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (D) election pursuant to Section 108(i) of the Code made prior to the Closing; (E) installment sale or open transaction disposition made prior to the Closing; (F) prepaid amount received prior to the Closing. As of the date hereof, neither the Company nor any of its Subsidiaries or the Group Companies owns (or has previously owned) any interest in a Person treated as a controlled foreign corporation (as defined in Section 957 of the Code) or a specified foreign corporation (as defined in Section 965 of the Code).

(j)            There are no Liens with respect to any material amount of Taxes on any of the assets of the Company, its Subsidiaries or the Group Companies, other than Permitted Liens.

(k)           Neither the Company nor any of its Subsidiaries or the Group Companies has been included in any “consolidated,” “unitary,” or “combined” Tax Return provided for under the Law of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company, its Subsidiaries and/or the Group Companies are the only members).

40

(l)            Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company, its Subsidiaries or the Group Companies) (i) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under any state, local or foreign law (other than a group the common parent of which is the Company); (ii) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign law), (iii) as a transferee or successor or (iv) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts (or Contracts entered into in the ordinary course of business) not primarily relating to Taxes).

(m)         Neither the Company nor any of its Subsidiaries or the Group Companies is a party to, is bound by, or has any obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing, Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(n)           The Company has not knowingly taken any action (nor knowingly permitted any action to be taken), and is not aware of any fact or circumstance (other than any fact or circumstance relating to the value of the Acquiror Common Stock after the date hereof), that would reasonably be expected to prevent the Merger, taken together, from constituting an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder.

(o)           The Company is not currently, and has not been during the past five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(p)           Notwithstanding anything else contained herein to the contrary, the representations and warranties set forth in Section 5.08, Section 5.13 and this Section 5.15 shall be the sole representations and warranties made by the Company pertaining to Tax matters with respect to the Company, its Subsidiaries and the Group Companies in this Agreement.

Section 5.16   Insurance. Section 5.16 of the Company Disclosure Letter sets forth a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date hereof (collectively, the “Policies”). True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) all of the Policies with respect to policy periods that include the date of this Agreement are in full force and effect and all premiums due and payable for such Policies have been duly paid, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of such Policies (c) neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the Policies and, to the knowledge of the Company, no such action has been threatened and (d) there is no claim by the Company or any of its Subsidiaries under any Policy. The Company or its Subsidiaries have reported to their respective insurers all material claims and circumstances known by Company and Subsidiary employees with such reporting responsibilities that would reasonably be likely to give rise to a material claim by the Company or any of its Subsidiaries under any Policy.

41

Section 5.17   Permits. (a) since December 31, 2021, each of the Company, its Subsidiaries and each Group Company holds and has held all material licenses, approvals, consents, registrations, accreditations, certifications, franchises, certificates of need, supplier or provider numbers, national provider identifiers and permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.21), the “Permits”) and all such Permits have been duly obtained, are current and valid, and are in full force and effect and (b) since December 31, 2021, none of the Company, its Subsidiaries and the Group Companies, are (i) in default or violation of such Permits in any material manner or have received any written statement of material deficiencies, complaint, or notice of material noncompliance, or (ii) to the knowledge of the Company, is the subject of any pending action by a Governmental Authority seeking the revocation, suspension or impairment of any such Permit. Section 5.17(c) of the Company Disclosure Letter lists all material Permits issued to or held by each of the Company, its Subsidiaries, and each Group Company. For purposes of this Section 5.17, the term “Permits” includes, without limitation, licenses issued by a Governmental Authority for the development, commercialization, marketing or export of any product, software or technology (including encryption technology) restricted by applicable Law.

Section 5.18   Personal Property and Assets. As of the date hereof, the Company, and/or its Subsidiaries and the Group Companies own and have good title to or a valid leasehold, license or similar interest in each item of material tangible personal property reflected on the books of the Company, its Subsidiaries and Group Companies or material to the business of the Company, its Subsidiaries and the Group Companies taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 5.19   Real Property.

(a)           Neither the Company nor any of its Subsidiaries owns, or since December 31, 2021, has owned, any real property.

(b)           Section 5.19(b) of the Company Disclosure Letter contains a true, correct and complete list of all real property leased or subleased by the Company or one of its Subsidiaries (the “Leased Real Property”), including the address thereof and the Leases related thereto. The Company has made available to Acquiror true, correct and complete copies of the written leases, subleases, licenses and occupancy agreements (including all written modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other written agreements relating thereto) for the Leased Real Property to which the Company or any of its Subsidiaries is a party (the “Leases”), and such deliverables comprise all Leases relating to the Leased Real Property. There are no oral arrangements or agreements with respect to the Leased Real Property.

42

(c)           Each Lease (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiary party thereto and, to the knowledge of the Company, the other parties thereto, as applicable, subject to the Enforceability Exceptions, and each such Lease is in full force and effect, (ii) has not been amended or modified except as reflected in the Leases made available to Acquiror and (iii) to the knowledge of the Company, subject to securing the consents or approvals, if any, required under the Leases to be obtained from any landlord, lender or any other third party (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Acquiror or its Subsidiaries to the use, occupancy and possession (in each case, subject to the terms of the respective Leases in effect with respect to Leased Real Property and the receipt of all required consents related thereto) of the premises specified in the Leases for the purpose specified in the Leases.

(d)           Except as set forth on Section 5.19(d) of the Company Disclosure Letter, no material default or material breach by (i) the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Leases. Neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of any material default or material breach under any Lease which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or material breach under any Lease by the Company or any of its Subsidiaries or by the other parties thereto. Neither the Company nor any of its Subsidiaries has subleased to any Person or otherwise granted any Person the right to use or occupy any Leased Real Property, or any portion thereof, which is still in effect. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property. The Company or its Subsidiaries have good and valid leasehold title to each Leased Real Property free and clear of Liens, other than Permitted Liens.

(e)           Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property, or any portion thereof, and the improvements thereon (i) are prohibited by any Lien, Law or order other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(f)            To the knowledge of the Company, the Leased Real Property is in good operating condition (ordinary wear and tear excepted), are suitable in all material respects for the purposes for which they are presently being used and, with respect to each, the Company or one of its Subsidiaries has rights of ingress and egress to the Leased Real Property for operation of the business of the Company and its Subsidiaries in the ordinary course. To the knowledge of the Company, no condemnation proceeding is pending or threatened (in writing) which would preclude or impair the use of any such property by the Company or its Subsidiaries for the purposes for which it is currently used.

43

Section 5.20   Intellectual Property and IT Security.

(a)          Section 5.20(a) of the Company Disclosure Letter sets forth an accurate list of all Owned Intellectual Property for which applications have been filed or registrations have been obtained, whether in the United States or internationally, as of the date of this Agreement (“Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of Registered Intellectual Property is subsisting and has not been abandoned, canceled or otherwise terminated except in the ordinary course of business, and other than in the case of Registered Intellectual Property for which only an application has been filed, is valid or enforceable and (ii) to the knowledge of the Company, all necessary registration, maintenance, renewal and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining any material Registered Intellectual Property in full force and effect. The Company or one of its Subsidiaries (A) solely and exclusively owns all right, title and interest in and to all Registered Intellectual Property and other Owned Intellectual Property free and clear of any Liens other than Permitted Liens, and (B) has the right to use all other Intellectual Property material to the operation of the business of the Company and its Subsidiaries as presently conducted and contemplated to be conducted following the Closing.

(b)          To the knowledge of the Company, the Company or one of its Subsidiaries has entered into Contracts to use all Intellectual Property other than Owned Intellectual Property used in or necessary for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted (the “Licensed Intellectual Property”).

(c)           To the knowledge of the Company, the Registered Intellectual Property, Owned Intellectual Property and Licensed Intellectual Property (when used within the scope of the applicable license), constitute all of the material Intellectual Property necessary for the Company and its Subsidiaries to conduct their respective business as currently conducted.

(d)           To the knowledge of the Company, (i) the conduct and operation of the business of the Company and its Subsidiaries as currently conducted is not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not, at any time after December 31, 2021, infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, (ii) no third party is infringing, misappropriating, diluting or otherwise violating, or has, at any time after December 31, 2021, infringed, misappropriated, diluted or otherwise violated any of the Owned Intellectual Property, (iii) the Company and its Subsidiaries have not received from any Person at any time after December 31, 2021 (or earlier, for matters that are or become unresolved) any notice that the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and (iv) the Company and its Subsidiaries have not, since December 31, 2021, received any notice, and no Action is currently pending, that challenges the validity or enforceability of any Owned Intellectual Property or the Company’s and its Subsidiaries’ right to use or otherwise exploit any Owned Intellectual Property.

44

(e)           The Company and its Subsidiaries have taken all commercially reasonable efforts to protect the confidentiality of all Trade Secrets in possession of the Company or its Subsidiaries from unauthorized disclosure and use and, to the knowledge of the Company, there has been no unauthorized access to or disclosure of such confidential or proprietary information. All employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the creation, conception or development of any Owned Intellectual Property on behalf of the Company or any of its Subsidiaries have entered into a valid written Contract, as part of such Person’s employment, consultancy or engagement to assign all such Owned Intellectual Property to the Company or a Subsidiary to the extent that such Owned Intellectual Property was not assigned to the Company or one of its Subsidiaries by operation of applicable Law. Without limiting the foregoing, no former and current employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the conception or development of any Owned Intellectual Property on behalf of the Company or any of its Subsidiaries owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to any Owned Intellectual Property.

(f)            No Software that is owned (or purported to be owned) by the Company or any of its Subsidiaries (the “Company Software”) has been incorporated into or combined with any open source software and subsequently distributed by the Company or any of its Subsidiaries in a manner which requires that such Company Software be licensed under any license that (A) requires the disclosure, distribution or license to any Person of any source code of such Company Software; (B) limits the Company’s or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing the Company Software or (C) allows a customer, or requires that a customer have the right, to decompile, disassemble or otherwise reverse engineer the Company Software. To the knowledge of the Company, all use and distribution of Company Software by or through the Company or any of its Subsidiaries is in full compliance with all licenses applicable thereto, including all copyright notice and attribution requirements. Neither the Company nor any Subsidiary has disclosed, licensed, made available or delivered to any escrow agent or any Person other than (i) third party service providers for the purpose of performing services for the Company or a Subsidiary or (ii) employees, consultants, agents and contractors of the Company, its Subsidiaries or the Group Companies, any of the source code for any Company Software, and no event has occurred that legally required the Company or a Subsidiary to do any of the foregoing. Neither this Agreement, nor any other Transaction Document to which the Company or a Subsidiary is a party, nor the consummation of the Transactions will result in the disclosure to a third Person of any source code included in the Company Software.

(g)           The Company, its Subsidiaries and the Group Companies take, and have taken, commercially reasonable actions and measures consistent with industry standards to protect and maintain the security of the Company IT Systems in the possession or control of the Group Companies and Company Software (and all data stored therein or transmitted thereby).

(h)           The Company, one of its Subsidiaries or, to the knowledge of the Company, any Group Company owns or has a valid right to access and use all Company IT Systems necessary for the conduct of their respective businesses as currently conducted. The Company IT Systems (i) have been maintained in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards and (ii) operate in all material respects in accordance with their documentation and functional specifications and as necessary to conduct the business as currently conducted. The Company, its Subsidiaries, and, to the knowledge of the Company, the Group Companies have back-up and disaster recovery arrangements designed to enable the continued operation of their businesses in the event of a failure of their material IT Systems that are, in the reasonable determination of the Company, its Subsidiaries and the Group Companies, consistent with commercially reasonable practice in all material respects. Neither the Company IT Systems nor any Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” or any other code designed or intended to have any of the following functions: (x) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (y) damaging or destroying any data or file without the user’s consent, except, in each case with respect to (x) and (y), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

45

(i)          Except as set forth in Section 5.20(i) of the Company Disclosure Letter, the Company, its Subsidiaries and the Group Companies, have implemented and maintained commercially reasonable privacy policies regarding the handling and security of Personal Information in connection with the operation of its business (the “Privacy Policies”). Except as set forth in Section 5.20(i) of the Company Disclosure Letter, the Company, its Subsidiaries and the Group Companies are and since December 31, 2021 have been, in material compliance with (i) the Privacy Laws, (ii) applicable Privacy Policies, and (iii) the Company’s contractual obligations with respect to Personal Information and data security (collectively, “Data Protection Requirements”). Except as set forth in Section 5.20(i) of the Company Disclosure Letter, the Company, its Subsidiaries and the Group Companies, have implemented and maintained commercially reasonable security measures regarding the confidentiality, integrity and availability of IT Systems, Personal Information and sensitive or proprietary information in their possession or under their custody or control. Since December 31, 2021, there have been no material data breaches or security incidents impacting the confidentiality, integrity and availability of the IT Systems or the data thereon (including Personal Information or sensitive or proprietary information in the possession or control of, or collected, used or processed by or on behalf of the Company, its Subsidiaries or the Group Companies). Since December 31, 2021, the Company, its Subsidiaries and the Group Companies have not received written notice of any claims, investigations, or alleged violations of any Data Protection Requirement or material security incidents, nor to the Knowledge of the Company been required by any Data Privacy Requirement to notify in writing, any person or entity under any Data Protection Requirement.

Section 5.21   Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          the Company, its Subsidiaries and the Group Companies and all of their operations and properties, including the Leased Real Property, are and, except for matters which have been fully resolved, since December 31, 2021 have been, in compliance with all applicable Environmental Laws;

(b)           the Company, its Subsidiaries and the Group Companies hold all Permits, identification numbers and other authorizations required under applicable Environmental Laws to permit the Company and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted;

(c)           there are no Actions pending against or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or the Group Companies alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, nor to the knowledge of the Company is there any reasonable basis for any such Actions;

46

(d)           neither the Company nor any of its Subsidiaries or the Group Companies is conducting or financing or is actually or allegedly responsible for conducting or financing any investigation, sampling, monitoring, treatment, remediation, removal, abatement or cleanup of any Hazardous Material at, in, on or under any property, including any Leased Real Property, and to the knowledge of the Company, its Subsidiaries and the Group Companies, no Hazardous Materials are present at, in, on or under the Leased Real Property in violation of or requiring any action under any Environmental Law;

(e)           the Company has made available to Acquiror all environmental reports (including all Phase I and Phase II environmental site assessment reports), studies, and audits relating to any Environmental Law, Hazardous Material or other environmental matter relating to the Company or any of its Subsidiaries or any of the foregoing’s predecessors, the Leased Real Property or any formerly owned, operated or leased or other properties for which the Company or any of its Subsidiaries or Group Companies may be liable, in its custody, possession or control; and

(f)           there is no unresolved written Governmental Order relating to any Environmental Law imposed upon or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their properties, rights or assets.

The representations and warranties of the Company relating to Environmental Laws and Hazardous Materials are contained exclusively in this Section 5.21.

Section 5.22   Absence of Changes. Except as disclosed on Section 5.22 of the Company Disclosure Letter, since December 31, 2023, there has not been any change, development, condition, occurrence, event or effect relating to the Company, its Subsidiaries or any Group Company, that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

Section 5.23   Brokers’ Fees. Except as set forth on Section 5.23 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by the Company, any of its Subsidiaries, any Group Company or any of their respective Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 5.24   Business Relationships.

(a)           Section 5.24(a) of the Company Disclosure Letter sets forth a true and correct list of the (i) 10 largest and current vendors, suppliers and service providers to the Company and its Subsidiaries (measured by aggregate spend during the fiscal year ended December 31, 2023) (collectively, the “Material Suppliers”) and (ii) the Material Payors.

47

(b)          Except as reflected on Section 5.24(b) of the Company Disclosure Letter, neither the Company nor any member of the Group Company has received any notice or threat in writing from any Material Supplier or Material Payor listed on Section 5.24(a) of the Company Disclosure Letter, since December 31, 2021 of any intention to terminate or not renew its business dealings with the Company or its Subsidiaries or any Group Company, or to materially decrease purchasing or selling (as the case may be) services or products to the Company or its Subsidiaries or to any Group Company, or to adversely modify its business dealings with the Company and its Subsidiaries or any Group Company in a way that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor has the Company or any Group Company terminated or provided notice of intent to terminate its business dealings with any Material Supplier or Material Payor.

Section 5.25   Related Party Transactions. Except as disclosed on Section 5.25 of the Company Disclosure Letter and except for Contracts with Acquiror and/or its Affiliates (a) there are no Contracts (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) set forth on Section 5.13(a) of the Company Disclosure Letter and (ii) equity ownership) between the Company, any of its Subsidiaries or any Group Company, on the one hand, and any Affiliate, officer or director of the Company, on the other hand, and (b) none of the officers, directors, managers or Affiliates of the Company or any of its Subsidiaries or any Group Company owns any asset or property (intellectual, real or personal) used in and material to the business of the Company, its Subsidiaries and the Group Companies taken as a whole, except in its capacity as a security holder of the Company.

Section 5.26   Information Supplied. None of the information supplied or to be supplied by the Company, any of the Company’s Subsidiaries or any Group Company specifically in writing for inclusion in the Proxy Statement/Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders or at the time of the earliest Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.27   Regulatory Compliance.

(a)           Except as disclosed on Section 5.27 of the Company Disclosure Letter, none of the Company, any of its Subsidiaries or any Group Company, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of any of the Company, any of its Subsidiaries or any Group Company, is or has been, since December 31, 2021, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50% or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i) – (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

48

(b)           None of the Company, any of its Subsidiaries or any Group Company, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of the Company, any of its Subsidiaries or any Group Company has, since December 31, 2021, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clause (i) or (ii), in violation of the Anti-Corruption Laws.

(c)          To the Company’s knowledge, as of the date hereof, (i) there are no pending or threatened in writing Actions, filings, Governmental Orders, inquiries or governmental investigations alleging any such violations of Anti-Corruption Laws, Sanctions Laws or Export Control Laws by the Company, any of its Subsidiaries or to the knowledge of the Company, any Group Company or any of their Representatives or any other Persons, in each case to the extent acting for and on behalf of the Company, any of its Subsidiaries or any Group Company, and (ii) since December 31, 2021, no such Actions, filings, Governmental Orders, inquiries or governmental investigations have been threatened in writing or are pending.

(d)           Except as reflected in Section 5.27(d) of the Company Disclosure Letter, to the Company’s knowledge, no Group Company is, or is required to be, registered with any country’s ministry of defense as a security exporter. The business of the Group Companies does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization, marketing or export is restricted under applicable Law.

Section 5.28   OTC Listing. The issued and outstanding shares of Company Common Stock are registered pursuant to Section 12(g) of the Exchange Act and are quoted on OTC under the symbol “GIGA.” Company has complied in all material respects with the rules of OTC and there is no Action pending or, to the knowledge of Company, threatened against Company by OTC or the SEC with respect to any intention by such entity to deregister the Company Common Stock or terminate the eligibility to trade the Company Common Stock on the OTC. None of Company or its Affiliates has taken any action in an attempt to terminate the registration of the Company Common Stock under the Exchange Act except as contemplated by this Agreement. Company has not received any written notice from OTC or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Company Common Stock from OTC or the SEC.

Section 5.29   Company SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)           Since December 31, 2021, the Company has filed or furnished in a timely manner all Company SEC Reports. None of the Company SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of the last such amendment or filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Company as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. The Company does not have any material off-balance sheet arrangements that are not disclosed in the Company SEC Reports.

49

(b)           (i)  the Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Company is made known to Company’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and (ii) to Company’s knowledge, such disclosure controls and procedures are effective in timely alerting Company’s principal executive officer and principal financial officer to material information required to be included in Company’s periodic reports required under the Exchange Act.

(c)          The Company has established and maintains a system of internal controls. Except as disclosed in the SEC Reports, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s financial statements for external purposes in accordance with GAAP.

(d)           To the knowledge of the Company, each director and executive officer of Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)           Except as set forth on Section 5.29(e) in the Company Disclosure Letter, neither the Company (including, to the knowledge of the Company, any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company or (iii) any claim or allegation regarding any of the foregoing.

(f)            There are no outstanding SEC comments in comment letters received from the SEC with respect to the Company SEC Reports. To the knowledge of Company, none of the Company SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF ACQUIROR PARTIES

Except (a) as set forth in the disclosure letter delivered by Acquiror Parties to the Company on the date of this Agreement (the “Acquiror Disclosure Letter”) (each section of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure) or (b) in the Acquiror SEC Reports filed or furnished with the SEC through the date hereof (excluding (a) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (b) any exhibits or other documents appended thereto), each Acquiror Party represents and warrants to the Company as follows:

50

Section 6.01   Corporate Organization. Each of Acquiror and Merger Sub is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of each of the Acquiror Parties previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of the Acquiror Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Governing Documents. Each of the Acquiror Parties is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Acquiror Parties to enter into this Agreement or to consummate the Transactions.

Section 6.02   Due Authorization.

(a)           Each of the Acquiror Parties has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and (subject to the approvals described in Section 6.05), in the case of Acquiror, upon receipt of the Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors or equivalent governing body of the applicable Acquiror Party and, except for the Acquiror Stockholder Approval, no other corporate or equivalent proceeding on the part of any Acquiror Party is necessary to authorize this Agreement or such Transaction Documents or any Acquiror Party’s performance hereunder or thereunder. By Acquiror’s execution and delivery hereof, it has provided all approvals on behalf of equityholder of Merger Sub required for the Transactions. This Agreement has been, and each such Transaction Document to which such Acquiror Party is or will be a party has been or will be, duly and validly executed and delivered by such Acquiror Party and, assuming due and valid authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Document to which such Acquiror Party is or will be a party, constitutes or will constitute a legal, valid and binding obligation of such Acquiror Party, enforceable against each Acquiror Party in accordance with its terms, subject to the Enforceability Exceptions.

(b)           Assuming a quorum is present at the Acquiror Special Meeting, as adjourned or postposed, the only votes of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, the consummation of the Transactions, including the Closing, and the approval of the Acquiror Stockholder Matters are as set forth on Section 6.02(b) of the Acquiror Disclosure Letter (such votes, collectively, the “Acquiror Stockholder Approval”).

51

(c)           At a meeting duly called and held, the board of directors of Acquiror has unanimously: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Acquiror and its stockholders; (ii) approved the Transactions as a Business Combination; and (iii) resolved to recommend to the stockholders of Acquiror approval of the Transactions.

Section 6.03   No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.02 and Section 6.05 the execution, delivery and performance of this Agreement and any other Transaction Document to which any Acquiror Party is or will be a party by such Acquiror Party and, upon receipt of the Acquiror Stockholder Approval, the consummation of the transactions contemplated hereby or by any other Transaction Document do not and will not (a) conflict with or violate any provision of, or result in the breach of the Acquiror Organizational Documents or any organizational documents of any Subsidiaries of Acquiror, (b) conflict with or result in any violation of any material provision of any Law or Governmental Order applicable to Acquiror, any Subsidiaries of Acquiror or any of their respective properties or assets, (c) violate, conflict with, result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any material payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror or any Subsidiaries of Acquiror is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiaries of Acquiror.

Section 6.04   Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened in writing Actions against any Acquiror Party or any of their respective properties, rights or assets, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any of the Acquiror Parties to enter into and perform their respective obligations under this Agreement. There is no Governmental Order imposed upon or, to the knowledge of Acquiror, threatened in writing against any Acquiror Party or any of their respective properties, rights or assets which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any of the Acquiror Parties to enter into and perform their respective obligations under this Agreement or any other Transaction Document to which any of the Acquiror Parties is or will be a party, as applicable. There is no unsatisfied judgment or any open injunction binding upon any Acquiror Party which could, individually or in the aggregate, reasonably be expected to materially impede the ability of any of the Acquiror Parties to enter into and perform its obligations under this Agreement or any other Transaction Document to which any of the Acquiror Parties is or will be a party, as applicable.

52

Section 6.05   Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no action by, notice to, consent, approval, waiver, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of any Acquiror Party with respect to such Acquiror Party’s execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger in accordance with the DGCL, (ii) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Acquiror Party to perform or comply with on a timely basis any material obligation under this Agreement or to consummate the Transactions in accordance with the terms hereof and (iii) as otherwise disclosed on Section 6.05 of the Acquiror Disclosure Letter.

Section 6.06   Financial Ability; Trust Account.

(a)           As of the date hereof, there is at least $790,742.01 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, effective as of December 15, 2021, by and between Acquiror and the Trustee on file with the Acquiror SEC Reports of Acquiror as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated December 15, 2021 (the “Final Prospectus”). Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated.

(b)           As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

53

(c)           As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.07    Brokers’ Fees. Except as set forth on Section 6.07 of the Acquiror Disclosure Letter (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Acquiror or any of its Affiliates, including the Sponsor.

Section 6.08   Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)           Acquiror has filed or furnished in a timely manner all Acquiror SEC Reports. None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of the last such amendment or filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. The Acquiror does not have any material off-balance sheet arrangements that are not disclosed in the Acquiror SEC Reports.

(b)           Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)           Acquiror has established and maintained a system of internal controls. To Acquiror’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)           To the knowledge of the Acquiror, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

54

(e)          Except as set forth on Section 6.08(e) in the Acquiror Disclosure Letter, neither Acquiror (including, to the knowledge of the Acquiror, any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f)            There are no outstanding SEC comments in comment letters received from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.09   Business Activities.

(a)           Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon any Acquiror Party or to which any Acquiror Party is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of any Acquiror Party or any acquisition of property by any Acquiror Party or the conduct of business by any Acquiror Party as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of any Acquiror Party to enter into and perform its obligations under this Agreement. The Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and will not conduct any business prior to the Closing except for matters incidental to engaging in the Transactions, and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Document to which it is or will be a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Documents, as applicable.

(b)           Except for the Merger Sub, Acquiror does not own, or have any right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Acquiror nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

55

(c)           There is no Indebtedness of or claim or judgment against the Acquiror or any of its Subsidiaries, except for those (i) reflected or reserved for on Acquiror’s September 30, 2023 consolidated balance sheet or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror’s September 30, 2023 consolidated balance sheet in the ordinary course of the operation of business of Acquiror and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (iii) disclosed in the Acquiror Disclosure Letter or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

(d)           Since September 30, 2023, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Acquiror to enter into and perform its obligations under this Agreement and (b) except as set forth in Section 6.09(d) of the Acquiror Disclosure Letter, the Acquiror has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 6.10   Tax Matters.

(a)           All material Tax Returns required by Law to be filed by (or on behalf of) any Acquiror Party have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects. No Acquiror Party is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)           All material amounts of Taxes and all material Tax liabilities due and owing by any Acquiror Party have been timely paid in full and for periods not covered by the financial statements of Acquiror have been properly accrued on the books and records of the Acquiror in accordance with GAAP, and since the date of Acquiror’s consolidated balance sheet for the Company’s fiscal year ended February 28, 2021, no Acquiror Party has incurred any material Tax liability outside the ordinary course of business other than any liabilities incurred in connection with the Transactions.

(c)           All material Taxes that the Acquiror Parties are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable. Each Acquiror Party has complied in all material respects with applicable Law with respect to Tax withholding, including all reporting and record keeping requirements.

(d)           No Acquiror Party is currently or has, within the past three years, been engaged in any audit, administrative proceeding or judicial proceeding with respect to Taxes by a taxing authority (and no such audit or proceeding is pending or, to the knowledge of the Acquiror Parties, contemplated). No Acquiror Party has received within the last three years any written notice from a Governmental Authority of a dispute or claim with respect to material amount of Taxes, other than disputes or claims that have since been resolved, and no such claims have been threatened in writing. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material amount of Taxes of an Acquiror Party and no written request for any such waiver or extension is currently pending.

56

(e)          No Acquiror Party is presently contesting any material Tax liability of such Acquiror Party before any taxing authority or other Governmental Authority.

(f)            No written claim has ever been made by any taxing authority in a jurisdiction where an Acquiror Party does not file Tax Returns that such Acquiror Party is or may be subject to material taxation by that jurisdiction.

(g)           Neither Acquiror nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h)          No Acquiror Party (i) has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or (ii) has executed or entered into any “closing agreement” or other binding written agreement with respect to material Taxes with a Governmental Authority that created obligations that will bind any Acquiror Party after the Closing.

(i)            No Acquiror Party will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non U.S. income Tax Law) entered into prior to the Closing; (B) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; (C) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (D) election pursuant to Section 108(i) of the Code made prior to the Closing; (E) installment sale or open transaction disposition made prior to the Closing; or (F) prepaid amount received prior to the Closing. As of the date hereof, no Acquiror Party owns (or has owned) any interest in a Person treated as a controlled foreign corporation (as defined in Section 957 of the Code) or a specified foreign corporation (as defined in Section 965 of the Code).

(j)            There are no Liens with respect to any material amount of Taxes on any of the assets of any Acquiror Party, other than Permitted Liens.

(k)           No Acquiror Party has been included in any “consolidated,” “unitary,” or “combined” Tax Return provided for under the Law of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Acquiror Parties are the only members).

(l)            No Acquiror Party has any material liability for the Taxes of any Person (other than the Acquiror Parties) (i) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under any state, local or foreign Law (other than a group the common parent of which is Acquiror); (ii) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law), (iii) as a transferee or successor or (iv) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts (or Contracts entered into in the ordinary course of business) not primarily relating to Taxes).

57

(m)          No Acquiror Party is a party to, is bound by, or has any obligation to any Governmental Authority or other Person (other than the Acquiror Parties) under any Tax allocation, Tax sharing Tax indemnification or similar agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(n)           No Acquiror Party has knowingly taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance (other than any fact or circumstance relating to the value of the Acquiror Common Stock after the date hereof), that would reasonably be expected to prevent the Merger from constituting an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder.

(o)          Acquiror is not currently and has never been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(p)          Notwithstanding anything else contained herein to the contrary, the representations and warranties set forth in this Section 6.10 shall be the sole representations and warranties made by the Acquiror pertaining to Tax matters with respect to the Acquiror Parties in this Agreement.

Section 6.11   Capitalization.

(a)           As of the date hereof, the authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding as of the date of this Agreement, and (ii) 100,000,000 shares of Acquiror Common Stock, of which 2,942,180 shares of Acquiror Common Stock are issued and outstanding as of the date of this Agreement. 8,625,000 Acquiror Public Warrants and 9,400,000 Acquiror Private Placement Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Warrants (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Capital Stock held by the Sponsor.

58

(b)           Except for this Agreement and the Acquiror Warrants and as contemplated by the Pre-Closing Exchange, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Capital Stock or any other equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports, the Acquiror Organizational Documents or as contemplated by the Pre-Closing Exchange, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Acquiror Capital Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, restricted share, phantom equity, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 6.12   NYSE Listing. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ADRT”. The issued and outstanding units of the Acquiror, each such unit comprised of one share of Acquiror Common Stock and three-fourths of one Acquiror Public Warrant (an “Acquiror Unit”) are also listed on NYSE. The Acquiror Public Warrants are listed on OTC. Acquiror is a listed company in good standing with NYSE and in compliance with the rules of NYSE, and, except as set forth on Section 6.12 of the Acquiror Disclosure Letter, Acquiror has not received any written deficiency notice from NYSE relating to the continued listing requirements of the Acquiror Common Stock and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NYSE or the SEC. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Units, Acquiror Common Stock or Acquiror Public Warrants under the Exchange Act except as contemplated by this Agreement.

Section 6.13    Related Party Transactions. Except as described in the Acquiror SEC Reports, there are no transactions, Contracts, side letters, arrangements or understandings between any Acquiror Party, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of such Acquiror Party.

Section 6.14   Registration Statement, Proxy Statements and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statements and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing in accordance with Rule 424(b) of the Securities Act and/or pursuant to Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statements, as applicable, are first mailed to the Acquiror Stockholders or Company Stockholders, as applicable, and at the time of the Acquiror Special Meeting or Company Special Meeting, as applicable, the Proxy Statement/Registration Statement and the Proxy Statements, as applicable, together with any amendments or supplements thereto, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Acquiror Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Acquiror Proxy Statement or the Proxy Statement/Registration Statement.

59

ARTICLE VII.
COVENANTS OF THE COMPANY

Section 7.01   Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries and the Group Companies to, except as otherwise contemplated by this Agreement, required by applicable Law, as set forth on Section 7.01 of the Company Disclosure Letter or consented to in writing by Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), to (i) conduct and operate its business in the ordinary course of business consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business relationships with customers, suppliers and others with whom the Company, its Subsidiaries or the Group Companies, as applicable, has a business relationship. Without limiting the generality of the foregoing, except as required by Law, as contemplated by this Agreement, as set forth on Section 7.01 of the Company Disclosure Letter or as consented to in writing by Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied unless otherwise specified below), the Company shall not, and the Company shall cause its Subsidiaries and the Group Companies not to, during the Interim Period:

(a)           enter into any Affiliate Agreement other than any Affiliate Agreement with any member of the Group Companies in the ordinary course of business consistent with past practice;

(b)           sell, lease, assign, transfer, license, sublicense, covenant not to assert, allow to lapse, abandon, cancel or otherwise dispose of any tangible material assets or properties (other than the sale or disposal of inventory or obsolete equipment);

(c)           except as required under applicable Law, the terms of any Company Benefit Plan, or as set forth on Section 7.01(c)(i) of the Company Disclosure Letter, except in the ordinary course of business consistent with past practice, make or grant any bonus, change of control, retention, retirement, severance pay or benefits to any current or former employee, director or independent contractor, (ii) increase or grant any increase in the compensation payable to any current employee, officer, director or senior executive, or individual independent contractor, other than in the ordinary course of business in accordance with past practices, (iii) accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other long-term incentive compensation under any Company Benefit Plan, (iv) grant any equity-based award or authorize any additional shares under any Company Benefit Plan, (v) amend or modify any outstanding award under any Company benefit plan, (vi) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (vii) hire or engage any new employee or individual independent contractor if such new employee or individual independent contractor will receive annual base compensation in excess of $150,000; or (viii) terminate the employment or engagement, other than for cause, or any employee or individual independent contractor with an annual compensation in excess of $150,000;

60

(d)          plan, announce or implement any reduction in force, early retirement program, furlough or other voluntary or involuntary employment termination program, in each case, not in compliance with the WARN Act;

(e)           change or amend the Governing Documents of the Company or any of its Subsidiaries or any Group Company;

(f)           make, declare, set aside, establish a record date for or pay any dividend or distribution (whether in cash, securities or property) other than any dividends or distributions from any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiaries of the Company;

(g)           (i) issue, deliver, sell, transfer or cause to transfer, pledge, dispose of or place any Lien on any shares of capital stock or any other equity or voting securities of the Company, any of its Subsidiaries or any Group Company or (ii) issue, grant or agree to provide any options, warrants or other rights to purchase or obtain any shares of capital stock or any other equity or equity-based or voting securities of the Company, except, in any case, for the issuance of shares of capital stock of the Company in connection with the exercise of Company Options;

(h)          except as approved by Acquiror (in its sole discretion), directly or indirectly acquire by merging or consolidating with, or by purchasing substantially all or a material portion of the assets of, or by purchasing all of or a substantial equity interest in, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof in each case, for a purchase price in excess of $50,000 individually or $100,000 in the aggregate;

(i)            make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to employees or officers of the Company, or any of its Subsidiaries or any Group Company for expenses not to exceed $10,000 individually or $50,000 in the aggregate, or (ii) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries, or any Group Company in the ordinary course of business, or (iii) loans or advances to any Group Company in an amount not to exceed $250,000 individually or $500,000 in the aggregate;

(j)            redeem, purchase or otherwise acquire, any shares of capital stock (or other equity interests) of the Company, any of its Subsidiaries, or any Group Company or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock (or other equity interests) of the Company, any of its Subsidiaries or any Group Company, except for (i) acquisitions of shares of capital stock of the Company in connection with the exercise of Company Options solely as the result of net settlement for taxes and/or exercise price to the extent the Company is so required by the terms of the Company Option (ii) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than the Company Options pursuant to subsection (i)) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, and (iii) as set forth in Section 7.01(j) of the Company Disclosure Letter;

61

(k)          adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of capital stock or other equity interests or securities of the Company, its Subsidiaries or any Group Company;

(l)           except in connection with refinancing of existing Indebtedness, borrowings by Enertec in the ordinary course of business consistent with past practices or loans from any Affiliates, issue any debt securities or incur indebtedness for borrowed money that, when included with all other indebtedness for borrowed money of the Company at any given time, exceeds $500,000, or assume, guarantee or endorse, or otherwise become responsible for (whether directly, contingently or otherwise), the obligations of any Person for Indebtedness;

(m)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization (other than the Merger);

(n)           cancel or forgive any Indebtedness owed to the Company, its Subsidiaries or any Group Company;

(o)          amend (other than as required by applicable Law or as set forth in Section 7.01(o) of the Company Disclosure Letter), terminate, establish, enter into, terminate or adopt any Company Benefit Plan or any collective bargaining agreement;

(p)          except as required by GAAP or as may be required in connection with the transactions contemplated hereby, make any changes to its accounting policies, methods or practices;

(q)           incur any Leakage other than Permitted Leakage;

(r)            make, change or revoke any material election relating to Taxes in a manner inconsistent with past practice, enter into any agreement, settlement or compromise with any taxing authority relating to any material Tax matter, file any material amended Tax Return in a manner inconsistent with past practice, change (or request any Governmental Authority to change) any material method of accounting or accounting period with respect to Taxes or surrender any right to a claim any material refund of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or enter into any closing agreement or other binding written agreement with a taxing authority with respect to any material amount of Taxes, in each case (with respect to each item listed in this clause (q)), to the extent such action could reasonably be expected to have an adverse impact on Acquiror, the Company or their Subsidiaries;

(s)           waive, release, assign, settle or compromise any Action pending or threatened against the Company, its Subsidiaries or the Group Companies or any of their respective directors or officers other than in the case of Actions for an amount not greater than $50,000 individually (including any single or aggregated claims arising out of the same or similar facts, events or circumstances) or $75,000 in the aggregate (determined in each case net of insurance proceeds);

62

(t)            make or effect any amendment, waiver, change, release or termination of any term, condition or provision of any Material Contract, in each case, that is materially adverse to the Company, any of its Subsidiaries or the Group Companies, other than in the ordinary course of business consistent with past practice;

(u)           make any capital expenditure or commitment thereof or enter into any operating lease in excess of $50,000, other than capital expenditures made in the ordinary course of business consistent with past practice;

(v)           enter into any joint venture, partnership or similar arrangement;

(w)         (i)  transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, or otherwise dispose of, any right, title or interest of the Company or its Subsidiaries in or to any Owned Intellectual Property (other than non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business, the expiration of Owned Intellectual Property in accordance with the applicable statutory term, or the sale, permission to lapse, abandonment or other disposition of assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or not worth the costs of maintaining or registering the item); (ii) waive or cancel any rights in or to any Owned Intellectual Property or Licensed Intellectual Property; or (iii) disclose any Trade Secrets to any third party who is not subject to a Contract to maintain confidentiality; or

(x)           enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01.

Section 7.02   Inspection. Subject to confidentiality obligations and similar legal restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of the Company, would result in the loss of attorney-client privilege or other privilege from disclosure, during the Interim Period the Company shall, and shall cause its Subsidiaries and the Group Companies to, afford to Acquiror and its Representatives reasonable access during normal business hours and with reasonable advance notice, in such manner as to not unreasonably interfere with the normal operation of the Company, its Subsidiaries and the Group Companies and so long as permissible under applicable Law, to their respective properties, assets, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company, its Subsidiaries and the Group Companies and shall use its and their reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the business and affairs of the Company, its Subsidiaries and the Group Companies that are in the possession of the Company, its Subsidiaries and the Group Companies, in each case, as Acquiror and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that (1) such access or furnishing of information shall be conducted during normal business hours, under the supervision of such Company’s personnel, and in such a manner as to not unreasonably disrupt the normal operations of such Company, such Subsidiary or the Company or any Group Company, jeopardize the health or safety of any employee of such Company (which may require remote and telephonic meetings), (2) no subsurface environmental sampling shall be permitted absent the Company’s consent (which shall not be unreasonably withheld, conditioned, delayed or denied), and (3) none of the Company, any Subsidiary of the Company nor any Group Company is under any obligation to disclose hereunder any information the disclosure of which is restricted by a Contract in effect as of the date of this Agreement or applicable Law (including competition laws) or would result in the waiver of any attorney-client, work product or other applicable privilege; provided, further, that in any such case, the applicable Parties shall cooperate and use commercially reasonable efforts to provide Acquiror and its Representatives with such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner that does not violate any such applicable Contract, Law or attorney-client, work product or other applicable privilege. No investigation pursuant to this Section 7.02 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of the Parties contained in this Agreement or the conditions hereunder to the obligations of the Parties hereto. All information provided pursuant to this Section 7.02 shall remain subject in all respects to the Confidentiality Agreement.

63

Section 7.03   No Claim Against the Trust Account. The Company acknowledges that Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and further acknowledges that it has read the Final Prospectus and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that Acquiror’s sole assets consist of the cash proceeds of Acquiror’s initial public offering, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another Business Combination, are not consummated by December 20, 2024 or such later date as approved by the stockholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its directors, managers, officers, Affiliates, stockholders, members and trustees) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement. The provisions of this Section 7.03 shall survive the termination of this Agreement for any reason.

Section 7.04   FIRPTA. At the Closing, the Company shall deliver to Acquiror the certification and notice in form and substance mutually satisfactory to Acquiror and the Company.

64

Section 7.05   Company Stockholder Approval. Company shall (a) obtain and deliver to Acquiror, true, correct and complete copies of the Company Stockholder Approvals, (i) in the form of certified voting results from the Company Special Meeting, and (ii) in accordance with the terms of the Company’s Governing Documents, and (b) take all other action necessary or advisable to secure the Company Stockholder Approvals and, if applicable, any additional consents or approvals of its stockholders related thereto. Promptly upon obtainment of the Company Stockholder Approvals, the Company will prepare and deliver to its stockholders who have not consented to the notice required by the CGCL or the DGCL, as applicable. If the Company fails to deliver the Company Stockholder Approval to Acquiror within ten (10) Business Days of the Registration Statement becoming effective as required under this Section 7.05 (a “Stockholder Approval Failure”), Acquiror shall have the right to terminate this Agreement.

Section 7.06   Affiliate Agreements. Except as set forth in Section 7.06 of the Company Disclosure Letter, prior to the Closing, the Company shall terminate, or cause to be terminated, without liability to Acquiror, the Company or any of the Company’s Subsidiaries or the Group Companies, all Affiliate Agreements, including the Contract(s) set forth on Section 5.12(a)(ix)(A) of the Company Disclosure Letter, and obtain evidence reasonably satisfactory to Acquiror that such Affiliate Agreements have been terminated effective prior to the Closing.

Section 7.07   Pre-Closing Actions. Prior to the Closing, the Company shall take and cause its applicable Affiliates and Group Companies to take at their own cost and expense the actions set forth and described in Section 7.07 of the Company Disclosure Letter (the “Pre-Closing Actions”).

Section 7.08   Qualification as an Emerging Growth Company. Company shall, at all times during the period from the date hereof until the Closing, use commercially reasonable efforts to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause Company to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

ARTICLE VIII.
COVENANTS OF ACQUIROR

Section 8.01   PIPE. The Acquiror agrees to use its commercially reasonable efforts to enter into and consummate subscription agreements with investors relating to a private placement of shares (including, for the avoidance of doubt, preferred equity) in the Acquiror, and/or the entry into backstop arrangements with potential investors (a “PIPE”). Each of the Company and the Acquiror shall use, and shall cause their respective representatives to use, their respective commercially reasonable efforts to cause such PIPE to occur, and having the senior management of the Acquiror and, to the extent the Acquiror deems necessary or advisable in its sole and absolute discretion, the Company, to participate in any investor meetings and roadshows with respect to a PIPE as reasonably requested; provided, that, any such PIPE must not adversely impact the Intended Tax Treatment..

65

Section 8.02   Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which is prohibited from being disclosed by applicable Law or on the advice of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, Acquiror shall, and shall cause its Subsidiaries to, afford to the Company, it Affiliates and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, as long as permissible under applicable Law, to their respective properties and assets, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror and its Subsidiaries, and shall use its and their reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the business and affairs of Acquiror and its Subsidiaries that are in the possession of Acquiror or its Subsidiaries, in each case as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that (1) such access or furnishing of information shall be conducted during normal business hours, under the supervision of Acquiror’s or its Subsidiaries’ personnel, and in such a manner as to not unreasonably disrupt the normal operations of the Acquiror or such Subsidiary and (2) none of the Acquiror or such Subsidiary is under any obligation to disclose hereunder any information the disclosure of which is restricted by a Contract in effect as of the date of this Agreement or applicable Law (including competition laws) or would result in the waiver of any attorney-client, work product or other applicable privilege; provided, further, that in any such case, the applicable Parties shall cooperate and use commercially reasonable efforts to provide the Company and its Representatives with such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner that does not violate any such applicable Contract, Law or attorney-client, work product or other applicable privilege. No investigation pursuant to this Section 8.02 or information provided, made available or delivered pursuant to this Agreement will affect or be deemed to modify any of the representations or warranties of the Parties contained in this Agreement or the conditions hereunder to the obligations of the Parties hereto. All information provided pursuant to this Section 8.02 shall remain subject in all respects to the Confidentiality Agreement.

Section 8.03   Acquiror NYSE Listing. From the date hereof through the Closing, Acquiror shall use reasonable efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, NYSE.

Section 8.04   Acquiror Public Filings. From the date hereof through the Closing, Acquiror shall keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 8.05   Section 16 Matters. Prior to the Effective Time, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 8.06   Acquiror Board of Directors, Committees and Officers.

(a)           The Parties shall take all actions necessary to ensure that the individuals listed on Section 8.06(a) of the Company Disclosure Letter are elected and appointed as directors of Acquiror effective at the Closing.

66

(b)           The officers of the Company immediately prior to the Closing shall be the officers of Acquiror effective at the Closing.

Section 8.07   Incentive Equity Plan. Prior to the Closing Date, Acquiror shall approve, and subject to approval of the stockholders of Acquiror, Surviving Corporation shall adopt, a management incentive equity plan in form and substance mutually satisfactory to Acquiror and the Company providing for the issuance of the number of shares of Acquiror Common Stock set forth therein (with such changes as may be agreed to in writing by Acquiror and the Company), (the “Incentive Equity Plan”). Within five Business Days following the expiration of the 60 day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan, and Acquiror shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

Section 8.08   Qualification as an Emerging Growth Company. Acquiror shall, at all times during the period from the date hereof until the Closing, use commercially reasonable efforts to: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause Acquiror to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.09   Stockholder Litigation. In the event that any litigation related to this Agreement, the other Transaction Documents or any or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board by any of Acquiror Stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof.

ARTICLE IX.
JOINT COVENANTS

Section 9.01   Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 7.03, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 9.01, Acquiror and the Company shall each, each shall cause their respective Subsidiaries to, and the Company shall cause the Group Companies to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental, regulatory and other consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, the Group Companies or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that, to the extent agreed to in writing by Acquiror, the Company shall not be required to seek any such required consents or approvals of third-party counterparties to Material Contracts with the Company, its Subsidiaries or any Group Company, and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article X or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company, any of its Subsidiaries, or any Group Company be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company, any of its Subsidiaries or any Group Company is a party or otherwise required in connection with the consummation of the Transactions.

67

Section 9.02   Proxy Statement/Registration Statement; Special Meetings.

(a)           Registration Statement and Prospectus.

(i)            As promptly as practicable following the execution and delivery of this Agreement, (x) Acquiror and the Company shall, in accordance with this Section 9.02(a), jointly prepare and (1) Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Acquiror Proxy Statement”), and (2) Company shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Company Stockholders relating to the Company Special Meeting to obtain Company Stockholder Approval (such proxy statement, together with any amendments or supplements thereto, the “Company Proxy Statement” and, together with the Acquiror Proxy Statement, the “Proxy Statements”) and (y) Acquiror shall prepare (with the Company’s cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC the Registration Statement, in which the relevant portions of the Proxy Statements will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Acquiror Common Stock that constitute the Closing Share Consideration and (B) the shares of Acquiror Common Stock that would be subject to the Equity Securities of Acquiror after Closing, including, without limitation, the Acquiror Options and the Acquiror Warrants (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Acquiror also agrees to use its reasonable efforts to obtain all necessary state Securities Law or “Blue Sky” Permits required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably

68

necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including NYSE) in connection with the Merger and the other Transactions (the “Offer Documents”). The Company shall deliver to Acquiror such additional audited or unaudited (as applicable) consolidated balance sheets and the related unaudited or audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows of the Company and its Subsidiaries for any required interim period as may be required by Regulation S-X of the Securities Act (“Additional Financial Statements”) as promptly as practicable after completion of such interim period. All Financial Statements included in the Proxy Statement/Registration Statement and any Additional Financial Statements (i) will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the date thereof, and the results of its operations, stockholder’s equity and cash flows for the respective periods then ended (subject, in the case of any unaudited or interim financial statements, to normal year-end audit adjustments and the absence of footnotes), (ii) will be prepared in conformity with GAAP, (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable). The auditor engaged to audit the Financial Statements and any Additional Financial Statements, as applicable, and to review the unaudited financial statements shall be an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the rules and regulations promulgated thereunder adopted by the SEC and the PCAOB. Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act. If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection with such Proxy Statement/Registration Statement, (x) Olshan Frome Wolosky LLP shall furnish such opinion, subject to customary assumptions and limitations, as requested or required by the SEC with respect to tax matters pertaining to the tax consequences to the holders of securities of Acquiror, and (y) Nason, Yeager, Gerson, Harris & Fumero, P.A. shall furnish such opinion, subject to customary assumptions and limitations, as requested or required by the SEC with respect to tax matters pertaining to the tax consequences to the holders of securities of the Company of the Merger.

69

(ii)           To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (A) any comments or other written communications that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel (to the extent practicable) in any discussions or meetings with the SEC.

(iii)          Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statements will, at the date it is first mailed to the Acquiror Stockholders or Company Stockholders, as applicable, at the time of the earlier of the Acquiror Special Meeting or Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)         If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.

70

(v)          Acquiror Special Meeting. Acquiror shall, prior to or as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date for, give notice of and duly call a meeting of the Acquiror Stockholders (the “Acquiror Special Meeting”), which meeting shall be held not more than 30 days after the date on which the Registration Statement is declared effective, for the purpose of, among other things: (A) providing Acquiror Stockholders with the opportunity to redeem shares of Acquiror Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two Business Days prior to the date of the Acquiror Special Meeting (the “Acquiror Stockholder Redemption”); and (B) soliciting proxies from holders of Acquiror Common Stock to vote at the Acquiror Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions (including the Merger); (2) the issuance of shares of Acquiror Common Stock in connection with the Merger (including as may be required under NYSE); (3) the amendment and restatement of the Certificate of Incorporation of Acquiror substantially in the form of Exhibit C attached hereto (the “Acquiror Charter”) and the amendment and restatement of the bylaws of Acquiror to be substantially in the form of Exhibit D attached hereto (the “Acquiror Bylaws”); (4) the approval of the adoption of the Incentive Equity Plan; (5) any other proposals as either the SEC or NYSE (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto, or any other proposals the Parties agree are necessary or desirable to consummate the Transactions; and (6) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions; and (7) the adjournment of the Acquiror Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Acquiror Stockholder Matters”). Acquiror shall include the Acquiror Board Recommendation in the Proxy Statement. Notwithstanding the foregoing, at any time prior to, but not after, obtaining approval of the Acquiror Stockholder Matters, solely in response to an Acquiror Intervening Event, the Acquiror Board may amend, change, withdraw, modify, withhold or qualify the Acquiror Board Recommendation (any such action, a “Change in Recommendation”) if the Acquiror Board shall have determined in good faith, after consultation with its outside legal counsel, that, in response to such Acquiror Intervening Event, a failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law; provided, that the Acquiror Board will not be entitled to make, or agree or resolve to make, a Change in Recommendation until (A) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred, (B) until 5:00 p.m., Eastern Time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. Eastern Time on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional three-Business Day (instead of five-Business Day) period from the date of such notice), the “Acquiror Intervening Event Notice Period”), Acquiror and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company during the Acquiror Intervening Event Notice Period to the terms and conditions of this Agreement as would enable Acquiror to proceed with its recommendation of this Agreement and the Transactions and not make such Change in Recommendation, and (C) if the Company requested negotiations in accordance with the foregoing clause (B), Acquiror may make a Change in Recommendation only if the Acquiror Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding Contract if accepted by Acquiror (and the other applicable parties hereto), reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Acquiror Change in Recommendation would violate its fiduciary duties under applicable Law. For the avoidance of doubt, a Change in Recommendation will not affect Acquiror’s obligations pursuant to this Section 9.02 (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.

71

(vi)          Company Special Meeting. Company shall, prior to or as promptly as practicable after the Registration Statement is declared effective under the Securities Act, establish a record date for, give notice of and duly call a meeting of the Company Stockholders (the “Company Special Meeting” and, together with the Acquiror Special Meeting, the “Special Meetings”), which meeting shall be held not more than 30 days after the date on which the Registration Statement is declared effective, for the purpose of, among other things, soliciting proxies from holders of Company Common Stock to vote at the Company Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions (including the Merger); (2) the issuance of shares of Acquiror Common Stock in connection with the Merger (including as may be required under NYSE and OTC); (3) the amendment and restatement of the Acquiror Charter and the amendment and restatement of the Acquiror Bylaws; (4) the approval of the adoption of the Incentive Equity Plan; (5) any other proposals as either the SEC, NYSE or OTC (or the respective staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto, or any other proposals the Parties agree are necessary or desirable to consummate the Transactions; and (6) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions; and (7) the adjournment of the Company Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Company Stockholder Matters”). Company shall include the Company Board Recommendation in the Proxy Statement.

Section 9.03   Exclusivity.

(a)          During the Interim Period, the Company shall not take, and it shall direct its Affiliates and Representatives not to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or knowingly encourage, respond to, or provide information to, any Person (other than Acquiror and/or any of its Affiliates or Representatives) concerning any merger, recapitalization or similar business combination transaction, or any sale of substantially all of the assets involving the Company, its Subsidiaries and the Group Companies, taken as a whole (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”) or, (ii) commence, continue or renew any due diligence investigation regarding, or that is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral, with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 9.03(a). The Company shall, and shall direct its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

72

(b)           During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond to, provide information to or commence due diligence with respect to, any Person (other than the Company, its shareholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its shareholders and their respective Affiliates and Representatives; provided, that, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 9.03(b). Acquiror shall, and shall direct its Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 9.04   Tax Matters.

(a)           Notwithstanding anything to the contrary contained herein, Acquiror shall pay all transfer, documentary, sales, use, stamp, registration, value-added or other similar Taxes incurred in connection with the Transactions (collectively “Transfer Taxes”). Acquiror shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the Company will join in the execution of any such Tax Returns.

(b)          For U.S. federal income tax purposes (and for purposes of any applicable state or local Income Tax that follows the U.S. federal income tax treatment of the Merger), each of the Parties intends that the Merger qualify for the Intended Income Tax Treatment. To the fullest extent permitted by applicable Law, the Parties will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, except (i) as a result of a determination within the meaning of Section 1313(a) of the Code after a challenge to such characterization that is initiated by a taxing authority or (ii) where the Company does not elect to apply the Minimum Share Consideration and such failure results in the Company or Acquiror not being able to file its Tax Returns in a manner consistent with the Intended Income Tax Treatment under applicable Law. For the avoidance of doubt, nothing in this Section 9.04(b) shall prevent any Party or its Affiliates or Representatives from settling, or require any of them to litigate, any challenge or other similar proceeding by any Governmental Authority with respect to the Intended Income Tax Treatment after using good faith efforts to defend the Intended Income Tax Treatment with respect to the Company or Acquiror. Each Party agrees to use commercially reasonable efforts to promptly notify all other Parties of any challenge to the Intended Income Tax Treatment by any Governmental Authority. Each of the Parties agrees to reasonably cooperate with each other and their respective counsel to document and provide factual support for the Intended Income Tax Treatment, including by reasonably cooperating to provide customary factual support letters.

73

(c)          No Party shall knowingly take or cause to be taken any action, which action would reasonably be expected to prevent the Merger from so qualifying for the Intended Income Tax Treatment (provided that, for the avoidance of doubt, nothing in this Section 9.04(c) or any other provision in this Agreement shall constitute a representation or warranty about the Company making or not making, or shall place any limit on the Company’s choice regarding making or not making, the election to apply the Minimum Share Consideration).

(d)           The Company, Acquiror and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

Section 9.05   Confidentiality; Publicity.

(a)         Acquiror and the Company acknowledge that the information being provided to one another in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated hereby and thereby. The Company acknowledges that, in connection with the PIPE, Acquiror shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE investors, which information may include Confidential Information (as defined in the Confidentiality Agreement); provided, that, Acquiror provides the Company with a reasonable opportunity to review and provide comments to such presentation and the Company consents to the contents thereof.

(b)           The Company and the Acquiror shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned, delayed or denied), except (i) if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws (including Section 13(d) and Section 16 thereof) or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their reasonable efforts to obtain such consent with respect to such announcement or communication with the other Party, prior to announcement or issuance; provided that nothing contained herein shall restrict or limit or require any consent with respect to any announcement or other communication by the Sponsor required by applicable Law or legal process (including pursuant to the Securities Laws (including Section 16 thereof) or the rules of any national securities exchange); provided that to the extent not prohibited by Law, the Company, Acquiror and their respective counsel shall be given a reasonable opportunity to review and comment on the public announcement or public communication, and Sponsor shall give reasonable and good faith consideration to any comments made by the Company, Acquiror and their respective counsel; (ii) subject to this Section 9.05, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, direct and indirect current or prospective limited partners and investors and financing sources, in each case, so long as such recipients are obligated to keep such information confidential, without the consent of any other Party; and (iii) each party may make announcements and communications to Governmental Authorities in connection with filings or Permits relating to the Transactions required to be made under this Agreement; and provided, further, that subject to this Section 9.05, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in the foregoing in this Section 9.05(b) (a) public announcements and communications that are consistent with public announcements and communications previously approved pursuant to this Section 9.05(b) shall not require approval by either Party, and (b) subject to compliance with Section 9.05(a), communications by the Company with its customers, employees and other existing or prospective business relationships will not be considered public announcements or communications for purposes of this Section 9.05(b); provided, further, that notwithstanding anything to the contrary in this Section 9.05(b), nothing herein shall modify or affect Acquiror’s obligations pursuant to Section 10.02.

74

(c)           The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form mutually agreed by the Company and Acquiror prior to the execution of this Agreement, and such initial press release shall be released as promptly as practicable after the execution of this Agreement but no later than 6:30 AM Eastern time following such execution date, subject to Acquiror’s consultations with the NYSE.

Section 9.06   Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 9.07   Notification of Certain Matters. During the Interim Period, the Company shall give prompt notice to the Acquiror, and the Acquiror shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be materially adverse to the Company, its subsidiaries and the Group Companies, taken as a whole, or the Acquiror, (b) any facts or circumstances, or the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any of the conditions in Article X to fail and (c) any actions, suits, claims or proceedings commenced or, to such Party’s knowledge, threatened in writing against, relating to such Party’s ability to consummate the transactions contemplated hereby; provided, that the delivery of any written notice pursuant to this Section 9.07 shall not limit the rights or remedies available to the Party receiving such written notice.

ARTICLE X.
CONDITIONS TO OBLIGATIONS

Section 10.01  Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the Company and Acquiror:

75

(a)           No Prohibition. There shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Transactions.

(b)           Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Acquiror Organizational Documents and the rules and regulations of NYSE.

(c)          Company Stockholder Approval. The Company Stockholder Approval shall have been duly obtained in accordance with the CGCL or the DGCL, as applicable, and the Company’s Governing Documents.

(d)           Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)           Listing Approval. The shares of Acquiror Common Stock to be issued in connection with the Merger and the other Transactions shall have been approved for listing on NYSE.

Section 10.02   Additional Conditions to Obligations of Acquiror Parties. The obligations of the Acquiror Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)           Representations and Warranties of the Company.

(i)            The representations and warranties of the Company contained in (A) Section 5.01 (Corporate Organization of the Company), Section 5.03 (Due Authorization), Section 5.07 (Capitalization of Subsidiaries and the Group Companies) and Section 5.23 (Brokers’ Fees) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), and (B) Section 5.06 (Current Capitalization) (collectively with the representations referred to in this paragraph, the “Specified Representations”) shall be true and in all respects other than de minimis inaccuracies as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date in all respects other than de minimis inaccuracies).

(ii)            The representations and warranties of the Company contained in Article V (other than the Specified Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect on the Company or its Subsidiaries.

76

(b)           Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, which covenants and agreements include, without limitation, the applicable party’s entry into the Transaction Documents; provided, that for purposes of this Section 10.02(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such covenant and failed to cure within 10 days after written notice of such breach has been delivered to the Company by the Acquiror (or if earlier, the Termination Date).

(c)           Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.02(a), Section 10.02(b) and Section 10.02(d) have been fulfilled.

(d)           Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e)           PIPE. The consummation of the PIPE or an alternative acquisition financing transaction at least in the amount of $3,500,000.

(f)           Pre-Closing Actions. The Pre-Closing Actions (solely to the extent specified as a “condition to close” on Section 7.07 of the Company Disclosure Letter) have been performed.

Section 10.03   Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)           Representations and Warranties.

(i)             Each of the representations and warranties of the Acquiror Parties contained in Article VI (other than the representations and warranties of the Acquiror Parties contained in Section 6.11 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had a Material Adverse Effect on the Acquiror Parties.

(ii)            The representations and warranties of the Acquiror Parties contained in Section 6.11 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date in all respects other than de minimis inaccuracies).

77

(b)           Agreements and Covenants. The covenants and agreements of the Acquiror Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, which covenants and agreements include, without limitation, the applicable party’s entry into the Transaction Documents; provided, that for purposes of this Section 10.03(b), a covenant or agreement of the Acquiror Parties shall only be deemed to have not been performed if the Acquiror Parties have materially breached such covenant or agreement and failed to cure within 20 days after written notice of such breach has been delivered to Acquiror (or if earlier, the Termination Date).

(c)           Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 10.03(a) and Section 10.03(b) have been fulfilled.

Section 10.04   Frustration of Conditions. None of the Acquiror Parties or the Company may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such Party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other Party to be satisfied, as required by Section 10.01.

ARTICLE XI.
TERMINATION/EFFECTIVENESS

Section 11.01   Termination. This Agreement may be terminated and the Transactions abandoned:

(a)           by mutual written consent of the Company and Acquiror;

(b)          prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before December 15, 2024 (the “Termination Date”); or (iii) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that, the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if an Acquiror Party’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or the issuance of the final, non-appealable Governmental Order;

78

(c)          prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of any Acquiror Party set forth in this Agreement, such that the conditions specified in Section 10.03(a) or Section 10.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by such Acquiror Party through the exercise of its reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable Governmental Order; provided, that the right to terminate this Agreement under subsection (ii) or (iii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or the issuance of the final, non-appealable Governmental Order;

(d)           by written notice from the Company to the Acquiror or from the Acquiror to the Company, if the Acquiror Special Meeting has been held, Acquiror Stockholders have duly voted, and the Acquiror Stockholder Approval has not been obtained (subject to any adjournment, postponement or recess of the meeting), or

(e)           by written notice from Acquiror to the Company in the event of a Stockholder Approval Failure.

Section 11.02   Effect of Termination. Except as otherwise set forth in this Section 11.02 or Section 12.13, in the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Fraud or Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 7.04 (No Claim Against the Trust Account). The provisions of Section 7.04 (No Claim Against the Trust Account), Section 9.05 (Confidentiality; Publicity), this Section 11.02 (Effect of Termination) and Article XII (MISCELLANEOUS) (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XII.
MISCELLANEOUS

Section 12.01   Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any of its rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 12.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

79

Section 12.02   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)           If to Acquiror or Merger Sub to:

Ault Disruptive Technologies Corporation
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141
Attn:	Henry Nisser, President and General Counsel
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn:	Kenneth A. Schlesinger
Richard Quatrano
E-mail:	[***]
[***]

(b)          If to the Company, to:

Gresham Worldwide, Inc.
7272 E. Indian School Rd. Suite 540
Scottsdale, Arizona 85251
Attention:	Jonathan Read, Chief Executive Officer
E-mail:	[***]

with copies (which shall not constitute notice) to:

Nason, Yeager, Gerson, Harris & Fumero, P.A.
3001 PGA Boulevard, Suite 305
Palm Beach Gardens, FL 33410
Attention:	Michael D. Harris
E-mail:	[***]

(c)          If to the Surviving Corporation, to:

Gresham Worldwide, Inc.
7272 E. Indian School Rd. Suite 540
Scottsdale, Arizona 85251
Attention:	Jonathan Read, Chief Executive Officer
E-mail:	[***]

80

with copies (which shall not constitute notice) to:

Nason, Yeager, Gerson, Harris & Fumero, P.A.
3001 PGA Boulevard, Suite 305
Palm Beach Gardens, FL 33410
Attention:	Michael D. Harris
E-mail:	[***]

or to such other address or addresses as the Parties may from time to time designate in writing. Notwithstanding anything to the contrary, for purposes of obtaining Acquiror’s prior written consent pursuant to Section 7.01, an email from an authorized representative of Acquiror expressly consenting to the matter or action in question in response to a request for consent pursuant to Section 7.01 shall suffice.

Section 12.03   Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the Company and Acquiror. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 12.03 shall be null and void, ab initio.

Section 12.04   Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Section 12.14 and Section 12.15, and (b) Counsel are intended third-party beneficiaries of, and may enforce, Section 12.17.

Section 12.05   Expenses. Except as otherwise provided herein, each Party shall bear its own costs and expenses incurred in connection with this Agreement, the other Transaction Documents and the transactions herein and therein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, then the Acquiror shall pay or cause to be paid, the Company Transaction Expenses, Acquiror Transaction Expenses, and other specified expenses of Acquiror or its Affiliates, in each case in accordance with Section 2.02.

Section 12.06   Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement and/or the Transactions, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

81

Section 12.07   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.08   Schedules and Exhibits. The Disclosure Letters and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Disclosure Letters and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Disclosure Letters with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes.

Section 12.09   Entire Agreement. This Agreement (together with the Disclosure Letters and Exhibits to this Agreement and the other Transaction Documents) and that certain Confidentiality Agreement, dated as of January 22, 2024, by and between the Company and Acquiror (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries and any Group Company relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

Section 12.10   Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 11.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 12.10.

Section 12.11   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

82

Section 12.12   Exclusive Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may only be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.13   Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any other Transaction Document in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 11.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Document, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any other Transaction Document and to enforce specifically the terms and provisions of this Agreement or any other Transaction Document in accordance with this Section 12.13 shall not be required to provide any bond or other security in connection with any such injunction.

Section 12.14   Non-Recourse. Subject in all respects to the last sentence, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement or any other Transaction Document of or for any claim based on, arising out of, or related to this Agreement or the Transactions, and each Party hereby waives and releases all claims, causes of actions and liabilities related thereto. Notwithstanding the foregoing, nothing in this Section 12.14 shall limit, amend or waive any rights or obligations of any party to any Transaction Document for any claim based on, in respect of or by reason of such rights or obligations.

83

Section 12.15   Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and each shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches at or after the Closing and (b) this Article XII. Nothing herein is intended to limit any Party’s liability for such Party’s Fraud.

Section 12.16   Acknowledgements.

(a)          Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries and any Group Company) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries and any Group Company) for purposes of conducting such investigation; The foregoing does not limit any rights of any Party pursuant to any other Transaction Document against any other Party pursuant to such Transaction Document to which it is a party or an express third party beneficiary thereof. Nothing in this Section 12.16(a) shall relieve any Party of liability in the case of Fraud committed by such Party.

(b)           Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Disclosure Letters, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 12.16. Notwithstanding anything herein to the contrary, nothing in this Section 12.16(b) shall preclude any Party from seeking any remedy for Fraud by a Party. Each Party shall have the right to enforce this Section 12.16 on behalf of any Person that would be benefitted or protected by this Section 12.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 12.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the Transactions, including any other Transaction Document.

84

Section 12.17   Provisions Respecting Representation of the Company.

(a)           Each of the Parties, on its own behalf and on behalf of its Affiliates, equityholders, members, partners and Representatives (including, after the Closing, the Surviving Corporation), hereby agree that, in the event that a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the Sponsor, the stockholders or holders of other Equity Securities of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Ault Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Seller Group, on the other hand, any legal counsel, including Olshan Frome Wolosky LLP (“Olshan”), that represented Acquiror and/or the Sponsor prior to the Closing, may represent the Sponsor and/or any other member of the Ault Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the Ault Group, on the one hand, and Olshan, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Ault Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

85

(b)           Acquiror and the Company, on behalf of their respective Affiliates, equityholders, members, partners and Representatives (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the stockholders or holders of other Equity Securities of the Company, its Subsidiaries or any Group Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Seller Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Ault Group, on the other hand, any legal counsel, including Nason, Yeager, Gerson, Harris & Fumero, P.A. (“Nason Yeager”) that represented the Company prior to the Closing, may represent any member of the Seller Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company, its Subsidiaries or any Group Company and/or any member of the Seller Group, on the one hand, and Nason Yeager, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Seller Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

[Signature pages follow.]

86

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

Ault Disruptive Technologies Corporation

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President & General Counsel

ADRT MERGER SUB, INC.

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President & General Counsel

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

GRESHAM WORLDWIDE, INC.

By:	/s/ Jonathan Read
	Name:	Jonathan Read
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]